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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Yoomi USA, LLC
Legal status of issuer:

    Form: limited liability company
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization): August 31, 2023

Physical address of issuer: 251 Little Falls Drive / Wilmington, Delaware 19808
Website of issuer: https://yoomi.com

Is there a co-issuer? ☐ Yes ☒ No If yes,
Name of co-issuer: _____
Legal status of co-issuer:

    Form: _____
    Jurisdiction of Incorporation/Organization: _____
    Date of organization: _____

Physical address of co-issuer: _____
Website of co-issuer: _____

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
$2,000 setup fee, plus 4% from 0-$1MM; 3% from $1MM-10MM; 1% above $10MM

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
0

Type of security offered: membership interests

Target number of securities to be offered: 25,000

Price (or method for determining price): 1.00

Target offering amount: $25,000

Oversubscriptions accepted: ☐ Yes ☒ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis

☐ Other – provide a description: ____

Maximum offering amount (if different from target offering amount): 1,200,000

Deadline to reach the target offering amount: September 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Yoomi USA, LLC

(Issuer)

By

/s/ Scott Bradley President

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Bradley

(Signature)

President

(Title)

October 13th, 2023

(Date)

THE COMPANY

1. Name of issuer: Yoomi USA, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes   ☒ No
Explain: _____

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Scott Bradley_____Dates of Service: August 31, 2023 - Present
Principal Occupation: __President_____ _____
Employer: _Yoomi USA LLC._____ Dates of Service: _ August 31, 2023 - Present ____
Employer's principal business: __Manufacture and Sale of baby products_____
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: _President_____   Dates of Service: August 31, 2023 - Present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: _Yoomi Babytech Inc._____
Employer's principal business: _1 Yonge Street, Suite 1801, Toronto, Ontario, Canada_____
Title: _President_____ Dates of Service: __October 2019 - Present_____
Responsibilities: _Operating Manager of Yoomi overseeing the marketing and sales globally._____

Name: _Scott Bradley_____ Dates of Board Service: __October 2019 - Present
Principal Occupation: _President Yoomi Babytech Inc._____
Employer: _Yoomi Babytech Inc._____ Dates of Service: __ October 2019 - Present_
Employer's principal business: _Sales & Marketing of Baby & Mother Care Products_____

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Scott Bradley

Title: President   Dates of Service: August 31, 2023- Present

Responsibilities: Overseeing the marketing and sales globally.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: Yoomi Babytech Inc.

Employer's principal business: 1 Yonge Street, Suite 1801, Toronto, Ontario, Canada

Title: President   Dates of Service: October 2019 - Present

Responsibilities: Overseeing the sales & marketing

Name:

Title: Dates of Service:

Responsibilities:

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:

Employer's principal business:

Title: Dates of Service:

Responsibilities:

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
		___%
		___%
		___%
		___%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

CONFIDENTIAL BUSINESS PLAN



Leaders in Innovation, High Quality Manufacturing

of Premium Products for Mom & Baby



Making the Parental Journey
Safe, Convenient and Affordable

October 2023

Contact: Scott Bradley
Tel: 001 416 726 1093
Mail: Scott@Yoomi.com

Executive Summary

Yoomi was originally founded by Farah Butt, a litigation lawyer and her husband Jim Shaikh, an award-winning BMW design engineer, who were both successful professionals that met their match with their first-born child. They struggled with all the common challenges of being new parents, suffering sleep deprivation and increased emotional stress, especially when it came to feeding time.

Feeding time was always stressful while heating the milk with a fussy and crying baby. There were a lot of tears in their house at that time. Farah, turned to Jim one night in after suffering through another sleepless night of feeding their baby and said "Jim, there has to be a better way. You're an engineer, can't you fix this?"

So, Jim put his design and engineering expertise to the challenge for two years of extensive R&D and Yoomi launched the World's First Self Warming Smart Bottle with reusable warming cones. The "Evolution of Baby Bottle Feeding" with the Fastest & Safest way to warm baby milk was born. Yoomi's patented Self Warming Baby Bottles warm breast milk or formula from fridge to breast milk temperature in just 1 minute, and our precision warming technology is the only method that protects 100% of the milk nutrients.

Jim went on to manage the business over the past decade delivered limited success as the company lacked key marketing, sales, and retail expertise. With no investment in or development of social media and zero ecommerce strategy the company failed to gain awareness or capitalize on the unique selling proposition the product delivers. Plus, Yoomi was the easiest way to warm the milk, but due to a critical flaw in the recharging method of the reusable warming cones we were the most complicated way to recharge the warming cones as the microwave pod recharging method was complicated to use and lead to poor consumer reviews.

Not all was bad at Yoomi, the brand also came with some very exciting and unique benefits:

1. An actual Evolution in annual 3.6 billion baby bottle segment
2. The Fastest & Safest way to warm breast milk or formula
3. IP Protection with 18 Granted Patents in the world's largest countries
4. Over 4.3 million dollars in lifetime sales
5. Winner of over 50 international awards
6. Early interest from 5 of the world's largest baby companies
7. Huge opportunity to generate a 10X return on exit

New Direction

New ownership took over Yoomi in March 2020 recognizing the weaknesses as a huge opportunity that could be supported by their expertise and experience, and be able to lead the company in a new direction. First step was discontinuing the microwave recharging option, and going into R&D to develop a flawless recharging method, thus the new Easy Charger Station has been developed. Second step was to turn Yoomi into a purpose-based company with a vison of being the World's Most Innovative Baby & Mother Care Company leading to our simple purpose. We want to Save Millions of Tears for both babies & parents by Infusing technology into our products that will make the parental journey easier & safer.

Due to Covid, we have been shut down for the past 24 months but during this time we focused on preparing for the relaunch of Yoomi with new branding, new packaging, new messaging, new priority focused ecommerce strategy, a new shopify website, new social media development plan, new product improvements, and through extensive R&D we corrected the critical recharging product flaw with the launch of the new easy charger recharging station.

Our vision is to be the Most Innovative Baby/Mother Care by infusing technology into baby and mother care products to make the Parental Journey Easier & Safer.

We are now positioned as a Super Startup, focused on building brand awareness for Yoomi's new 2.0 version, the Zen 3S Feeding Made Easy Complete System where we look to move annual revenues the next 5 years to 25 million and focus on a successful exit at 200 million plus.

Sounds great right? But how do we beat the Large Industry Leaders in the Baby Industry and gain their attention? Easy, there is no competition for Innovation and let's start by looking at our hero product which takes on the biggest pain point for parents. You know, that stressful moment when your baby cries out like a fire alarm is going off as they want their bottle of milk now. Ok let's have a look at the problem…

The Problem

 

Stress Level When baby cries for bottle

Research has shown that feeding time is the #1 pain point for parents and it is very stressful.   When a baby wants their bottle, they want it now and the average time to warm a baby bottle is over 10 minutes. Hearing a baby cry for **over 10 minutes** is stressful for parents and babies. Often a baby gets so upset waiting they then refuse their bottle when the bottle is ready, causing even more stress. This often leads to parents suffering from anxiety, sleep deprivation from challenging nighttime feeds and embarrassment in public for disturbing others around them with a crying baby.

The Solution


Yoomi Self Warming Smart Bottles
From fridge to breast milk temperature in 1 Minute...
yoomi
The
Fastest & Safest way to
warm baby milk
10X Faster Then any other method
& only method that Protects 100% of Milk Nutrients
1 min
The Evolution of Baby Bottle Feeding... Saving Millions of Tears


Zen 3S
FEEDING MADE EASY
COMPLETE SYSTEM

The Evolution of Bottle Feeding is here...

We greatly reduce the stress on parents, as we reduce the time a baby cries for their bottle as we are the Fastest method to warm breast milk or formula. From fridge to breast milk temperature in 1 minute (competitors take on average over 10 minutes in like for like testing). Plus, our patented reusable warming cones protect 100% of milk nutrients as they use precision warming technology that will never overheat the milk that destroys nutrients. So, we are not only the Fastest method to warm your babies' milk but we are also the Safest method to warm breast milk or formula.

We make those challenging Night Feeds Easy and your Out & About feedings simple.

How Innovation beats Industry Leaders?

yoomi
Innovation Leader

PHILIPS AVENT · tommee tippee · Dr Brown's · pigeon
Industry Leaders

No Competition for Innovation...

$34.99	Price	$65.99	$85.99	$67.99	$74.99
✓	Perfect Temperature Milk in 1 Minute	✗	✗	✗	✗
✓	Delivers Breast Milk Temperature Milk Every Sip	✗	✗	✗	✗
✓	Protects 100% of Milk Nutrients	✗	✗	✗	✗
✓	Makes Night Feeding Easy	✗	✗	✗	✗
✓	Simplest Out & About Feeding Solution	✗	✗	✗	✗
✓	Best Solution for transitioning from Breast to Bottle	✗	✗	✗	✗
✓	Perfect for Combo Feeding	✗	✗	✗	✗
✓	No Hot Spots behind Precision Warming	✗	✗	✗	✗
✓	Only Warms the Milk your Baby Drinks	✗	✗	✗	✗
✓	Allows you to Save Every Drop of Milk for another Feeding	✗	✗	✗	✗
✓	Helps Sustain Breast Milk Feeding	✗	✗	✗	✗

We infuse technology in our products to make the parental journey easier or safer!

Precision Warming Cone Technology

We actually use Ice to warm the milk... It is called Exothermic Heating or Hot Ice, 100% Safe & Fastest Method



PATENT REUSABLE WARMING CONE DESIGN

- Medical grade plastic outer core
- Non-Toxic warming solution with blue dye added
- Spiral channels for warming milk the baby drinks
- Push button starter
- Activator piston to initiate warming technology
- Stainless steel rattle balls to demonstrate its ready to use

A · B · C · D · E · F

Patented Reusable Warming Cones come with a Lifetime Warranty!

Granted Patent Protection in 18 Countries



Target Market Opportunity






Plastic baby bottles are the largest segment in baby bottles and have experienced strong year over growth the past decade.

The global baby bottle market size was valued at over $3.5 billion in 2022 and is expected to expand at a compound annual growth rate of 5.7% from 2023 to 2030. Increased adoption of infant formula is expected to fuel the growth of the market.

There has been little to no innovation in baby bottles that past decade until now. History shows if you create an evolution in convenience of safety it leads to generational sales and success.

Our New Zen 3S self-warming baby bottles are 7 times faster than any competitor in warming breast milk or formula. Plus, our patented precision warming technology is the only method that protects 100% of milk nutrients.

Yoomi has the Evolution in Baby Bottles that will change how parents feed their baby's. Now all we need to do is build brand awareness for our Zen 3S Feeding Made Easy Complete System, as nobody knows about this evolution and how it will enhance their experience with their baby at feeding time.

Marketing Summary



Key Success Drivers
yoomi
Covid impacted our distribution network negatively but by 2023 we should be available in 30 countries
DISTRIBUTOR NETWORK
When you have something that changes people lives, you want to tell everyone about what it will do for them
SOCIAL MEDIA ADS
New focus on ecommerce development to drive higher margins sales & low reliance on retailers
DIRECT TO CONSUMERS
Huge opportunity for building awareness through a strong focus on social media development
SOCIAL MEDIA FOCUS
Continual Innovation Pipeline with focus on products that make the Parental Journey Easier & Safer
NEW PRODUCT LAUNCHES

With Yoomi being a true evolution of baby bottle feeding, being the solution to greatly reduce parent and baby stress levels, and addressing the #1 pain point for parents, we have to tell consumers what we have. Our focus will be developing social media and social media advertising that will not only build brand awareness, but will increase our direct-to-consumer sales at 85% margin.

We will continue to develop a global distribution network and focus on building a continual innovation pipeline of unique products that make the parental journey easier or safer.

Strategic Brand Awareness Partnership

When you have an evolutionary product that will change people's lives, you need to share this evolution with consumers. Our patented Self Warming Baby Bottles as the Fastest & Safest way to warm breast milk or formula. We are over 7 times Faster than any other competitor, and not only are we the Fastest, but we are also the Safest way to warm milk as our precision warming technology protects 100% of the milk nutrients. Our evolution around convenience & safety greatly reduces the stress on parents at feeding time saving millions of tears for both babies and parents.

In order to accelerate our brand awareness and sales we have invested in a key strategic alliance partnership agreement with Your Baby Club in the USA & UK, our priority markets where Yoomi will leverage over **1 Million dollars in Advertising a year** leading to brand awareness and sales.



your baby club
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REGISTER
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MEMBER OFFERS
PREGNANCY
BABY
PARENTING
FAMILY
Start your
parenting journey
Join Your Baby Club today for exclusive offers, weekly content and
resources - all tailored to support you and baby.

Your Baby Club Highlights:

Your Baby Club is the leading digital community for new and expectant parents with over 4.5 million members and over 20 million reach a month on social media. Anyone expecting a baby or has a child under the age of 5 can sign up to be a member: Mom, dad, adoptive parents, foster parents, as well as grandparents on the parents' behalf. Even if we only have a **1% sales conversion rate** with the monthly new member signups, it would translate **to 4 Million in year 1 revenue**.

US Division New Division

With **over 1.5 Million members**, with **125,000 new member a month sign-ups.**

Covers **over 33% of the expectant Moms sign up in the US baby market** and growing...

With **400,000 monthly traffic** to the US Your Baby Club website



Strategic Tactics

SALES FUNNEL	BRAND AWARENESS	INNOVATION PIPELINE
Ecommerce D2C Focus	Social Media Development	miSupport Body Shaper System
New Amazon Strategy	Paid & Unpaid Advertising	miDevelopment Breast Milk Consumption Tracker
Key Large Retailers	J&K Germany Show Exhibit	miFeed Portable Breast Milk Nutrient Analyzer
Infomercial Possibilities	ABC Show Vegas Exhibit	C-Vanish C-Scar Wound Care
Costco Roadshows	Brand Ambassador Program	Full Hair Mama Anti-Hair Loss System
Key Country Distributors	New Marketing Videos/Materials	Trilogy Painless Breast Pump
On-Board Flight Magazine	Key Influencers	miGrowth Photo AI
Lactation Consultants	Key Brand Awards	miAngel LoveLinks

Experienced Leadership Team

Prior to ownership change in March 2020 the Yoomi team lacked sales, marketing and retail expertise. Under new ownership Yoomi's weakness is now its strength, led by Scott Bradley.

Scott has a track record of always breaking sales records over his 15 years leading sales & marketing teams with General Mills & Diageo while winning both sales & marketing awards. Once out of the corporate world, he has consulted some of the world's most iconic brands in marketing and some of the largest Global & North American retailers.

Scott has founded a number of successful companies and that is where he was introduced to Yoomi, with the opportunity to become their wholesaler for Asia, Africa & North America. He fell in love with the brand innovation and the unique selling proposition which led to him purchasing the brand in March 2020, just as the world shut down due to Covid.

Scott now focuses 100% of his time on leading Yoomi in the mission to become the World's Most Innovative Baby & Mother Care company that will deliver a 200-million-dollar exit.

Under Scott's leadership he has added Neil Dodds which brings over 20 years' Baby Industry experience in new business development, which now rounds out a very experienced Yoomi leadership team across all key functions from Marketing, Sales, New Business Development, Operations, Production, Engineering, and Supply Chain Management.

Yoomi Leadership Team



SCOTT BRADLEY

- 25 Yrs. Sales Exp.
- Marketing Expert
- Brand Management
- Retail Consultant

MANGING DIRECTOR



FARAH BUTT

- 10 Yrs. UK Attorney
- Company Secretary
- Head of HR/Legal
- Financial Controller

FOUNDER/VP OF OPS



DR. JIM SHAIKH

- SR. Engineer Consultant
- Innovation Pipeline Lead
- Multi-Award Winner
- PHD & MBA

FOUNDER/SR. ENGINEER



NEIL DODDS

- 20 Yrs. Baby Industry Exp.
- New Market Development
- Sales Expert
- New Market Strategy Expert

NEW BUSINESS DEVELOPMENT



GLORIA LI

- Supply Chain Expert
- CPG Experience
- 9 Yrs. Avent Philips Asia

SUPPLY CHAIN / QC



CHANDI PRASANNA

- 12 Yrs. Production Experience
- Onsite Engineer
- MBA Grad

PRODUCTION ENGINEER

Funding

Since inception, over 4 million has been invested in Yoomi to develop the technology, secure the IP patents, managed the design to manufacture cycle and launched the brand. Going forward as we relaunch as a Super Startup and are planning on raising up to $1,200,000 to go towards building brand awareness through social media advertising/development, increasing inventory position and to support our innovation pipeline development of unique products that will support the parental journey.



Investment Funds Allocation

■ Marketing/Social Media/Advertising ■ Inventory ■ Operating Costs/R&D

Use on Investors Funds

Investment funds will go towards 3 key business development areas.

1) Marketing – Social Media Development

2) Increasing Inventory to a 3-month position

3) Supporting operating costs and our R&D development of a continual innovation pipeline of unique products that make the parental journey easier or safer.

Yoomi's Transformation

But wait, to be the Most Innovative Baby & Mother Care company we need more than just baby bottles, right? Of course, our team has identified all the major pain points mom and babies go through from conception to toddler stage and in line with our purpose of Saving Millions of Tears for both Parents & Babies we will be launching a range of innovative products that will support the parental journey and make it easier and safer.



Yoomi will transform its business model from baby bottles only to a full mother care and baby care company with the launch into the mother care segment, starting with Breast Aid our first mother care product that addresses a major pain point for moms, breast pain. Yes, breastfeeding can be hard; nipples can get dried out, cracked, infected, and even bloody. There's nothing worse than not only being in pain but also trying to stay strong for your baby and to keep nursing through the pain. Painful nipples can be torture for nursing moms, leaving them begging for relief – that is why we have developed Breast Aid, a revolutionary mother care product that ensures the breastfeeding journey can be a positive experience without the pain.


yoomi
CRY-SOOTHE
re-usable restoration pads


#1 Reason women give up breastfeeding solved ☺


new
yoomi
SmartCare
Breast Aid™
BREAST
CRYO-SOOTHE
RESTORATION PADS
✔ CRYOGEL SOOTHING TECHNOLOGY
✔ INSTANT COOLING SENSATION
✔ QUICK HYDRATION RESTORATION
✔ NATURAL & NON TOXIC INGREDIENTS
1 PAIR
48 g

Proven to deliver results, our Breast Aid Restoration pads were developed by Doctors at Council of Scientific and Industrial Research for wound care patients and are a unique dermal delivery system that will do two things instantly:

1) Soothe sore breasts with instant cooling straight out of the package

2) Replenish 50% of the skin's hydration in just a 5-minute application

Innovation Pipeline

With a mission of becoming the world's most innovative Baby & Mother Care company we will focus on developing a continuous innovation pipeline. We have identified all the major pain points from conception to toddler along the parental journey and will be launching innovative products that make their parental journey easier or safer.



miSupport 4 Step Body Shaper System
2024
Step 1:
Month 4 to Birth
miSupport
Maternity Band
The patented cryogel belly pad treatment system is a unique dermal delivery system that will soothe the belly and increases the elasticity of the skin to help reduce stretch marks and redness. No other product on the market does both.
Step 2:
Upon Conception
Cryo-Minimizer
Improves Skin Elasticity
Step 3:
Upon Birth
Cryo-Minimizer
Redness Reduction
Step 4:
After Child Birth
Cryo-Minimizer
Skin Toner
18 per pregnancy
2 per pregnancy
24 per pregnancy

Patented Technology: Cryogel activated skincare nutrition
Product: miSupport with Cryo-Minimizers – Stretch Mark Prevention System
Launching: 2024

The Yoomi Cryo-gel dermal technology can also be used to deliver a nutrient formulation designed to reduce the appearance of stretch marks during pregnancy. The Yoomi miSupport pregnancy Solution is a maternity support band and stretch mark prevention system in one innovative patented product, offering:

Support – provides support to reduce pain in the lower back, pelvic floor and hip whilst reducing pressure on the spine
Cooling - provides instant (fridge-free) cooling of irritated skin to reduce inflammation and redness
Prevention – increases the elasticity of the skin to help reduce the unsightly and permanent stretch marks that occur with birth.

The Yoomi miSupport disrupts the existing separate markets for traditional pregnancy support band and cosmetic skincare creams with a new segment for activated support bands at an affordable price.

Cryogel Healing Solution


C-section Scar Treatment

Patented Technology: Cryogel activated skincare nutrition
Product: C-Vanish with Cryomed innovation – C-Scar advanced healing pads
Launching: 2024
The Yoomi Cryo-gel dermal technology can also be used to deliver nutrients and a Hypochlorous Acid formulation designed to protect against invention, reduce inflation, eliminate redness and heal quicker. The Yoomi miSupport pregnancy Solution is a maternity support band and stretch mark prevention system in one innovative patented product, offering:

Soothing – provides an instant soothing of the skin
Cooling - unique (fridge-free) cooling of irritated skin to reduce inflammation and redness
Prevention – protects your scar from infection with the Hypochlorous acid the most used disinfectant in hospital treatments.

The Yoomi C-Vanish disrupts the existing markets for Caesarean pregnancies healing with a new innovation at an affordable price.

Yoomi's Next Evolution
Breast Milk Consumption Tracker



Technology: Breast Milk Consumption Tracker
Product: miFeed
Launching: 2024

The Yoomi miFeed Breast Milk Consumption Tracker will reduce all the stress on breast feeding moms knowing if their baby has consumed enough breast milk at a feed. It will allow for moms to know to the accuracy of ¼ of a once and will be linked to a phone app that will track daily breast milk consumption. Currently there is no accurate way to measure how much breast milk a baby drinks at a feeding. Great opportunity is available with this product to offer a SaaS subscription platform for tracking baby growth development. Patents will be filed on this breakthrough.



Trilogy 3D Painless Breast Pumps
2024
3D
PAINLESS
UNIQUE SOFT SILICONE
CUSHION MIMICS
BABY'S INTERMITTENT
SUCKING ACTIONS
Massage
Squeeze
Suck
Horigen 3D painless breast pump technology



Technology: 3D Painless Breast Pump
Product: Zen Trilogy Painless Breast Pump
Launching: 2024

Yoomi's Zen Trilogy Painless Breast Pump that expresses your milk gently, comfortably and efficiently. Pumping breast milk for your baby with soft, silicone flanges is easy because the breast shields fit your nipples perfectly during pumping sessions. Just like your baby's mouth during breastfeeding; with gentle pressure, vacuum, and massage. The 2 phase expression starts off with a short, quick sucking rhythm until your milk starts to flow. When you experience a milk-ejection reflex you can switch to a slow rhythm to express milk. The simple up/down buttons allow you to control the
vacuum to suit your comfort level because this will make your milk flow best and the Zen Trilogy has a closed system with anti-backflow.

No mom should suffer pain pumping, and with the Zen Trilogy Painless Pump they won't.

miGrowth Photo AI

Determining growth deficiencies early is key to long term baby health…

 

Technology: Photo AI Development monitor
Product: miGrowth Analise's Baby Growth
Launching: 2024

The Yoomi miGrowth app will allow for parents to track babies' growth and be able to have early detection of a growth or development issue. miGrowth App and cloud-based data management system uses proprietary AI/Machine Learning algorithms to monitor baby's growth with a simple picture taken from parents' phone and provides an alert early warning of growth or development issues that you should follow up with your doctor on.

Great opportunity is available with this product to offer a SaaS subscription platform for tracking baby growth development.

Milestones & Metrics

Milestones



Positioned as a Super Startup, we have done over $4.3 million in lifetime sales... With covid shutdown, we have cleared out old product/packaging and are ready to relaunch all new...



Traction



Partnership
Over 1 Million in Advertising & exposure with Your Baby Club, the largest community for new and expectant in the USA



Over $4.3 Million
Lifetime Sales



50+ Consumer Awards
Industry Accolades





Forecast

5 Year Projected REVENUE GROWTH

yoomi



REVENUE GOAL

Yoomi is a FemTech company that will separate ourselves from competitors by becoming the Leading Global Brand recognised for Innovative products that makes the Parental Journey Safer & Easier. As leaders in continuous Innovation we will be targeted by large industry leaders that look to infuse the innovation as they no longer develop innovation themselves, they buy it.



Yoomi Financial Plan

To accelerate the business growth, we are looking to infuse $1,200,000 which would drive a significant increase in the value of the business within a 5 year period:

'0 – 12 months:

- ✓ Launch million dollar advertising & marketing campaign with strategic partner Your Baby Club focused on developing the US Market
- ✓ Diversify Product Offerings
- ✓ Expanding distribution to 10+ new countries
- ✓ Optimize New Ecommerce Website
- ✓ Engage US PR Firm to target media exposure across US Market
- ✓ Launch New 2.0 Version, the Zen 3S – Feeding Made Easy Complete System
- ✓ Launch a new fool-proof warming cone recharging station
- ✓ Launch Cryo-gels (Breast Aid, miSupport, C-Vanish)
- ✓ Launch New Trilogy Painless Breast Pumps
- ✓ Officially launch in US Market for 1st Time

12 – 24 months - drive growth through:
- ✓ R&D Investment to drive Innovation Pipeline development for Moms & Baby
- ✓ Increased awareness through marketing investment in social media
- ✓ Expansion in Asian markets with strategic distribution partner
- ✓ Launch next Evolution with miFeed and miGrowth SaaS program

'24 – 60 months:
- ✓ Consolidate product ranges in the main international markets
- ✓ Launch new products from the R&D Innovation pipeline
- ✓ Develop advertising strategy and go live in US market for enhanced exposure
- ✓ Breakthrough Innovation in Breast milk nutrition developed & launched

The following table summarise the projected business financials with 1.2M investment:

Year	2024	2025	2026	2027	2028
Sales Revenue	$ 1,754,000	$ 3,335,000	$ 6,160,440	$ 12,293,506	$ 25,282,040
COGS	$ 740,483	$ 1,394,888	$ 2,491,444	$ 4,887,243	$ 9,696,286
Operating Costs	$ 353,034	$ 617,094	$ 962,530	$ 1,608,304	$ 2,862,536
Marketing Costs	$ 480,000	$ 785,233	$ 1,025,244	$ 2,200,000	$ 5,500,000
R&D Costs	$ 150,000	$ 200,000	$ 300,000	$ 500,000	$ 1,000,000
Long Term Debt Cleared				$ 500,000	
EBITDA	$ 30,483	$ 145,550	$ 1,130,270	$ 2,192,174	$ 5,524,979

Conclusion

Yoomi is an innovative nursery brand with a patented self-warming technology. Yoomi will separate itself from the industry competitors the next 5 years by becoming the Leading Global Brand recognised for Innovation that makes the Parental Journey Safe, Convenient and Affordable. Yoomi will deliver value through infusing technology into products that become disruptors in categories or new segments for both Mom & Baby. As leaders in Continuous Innovation, High Quality Manufacturing & Materials with Premium Products for Mom & Baby, we will be targeted by large industry leaders. As we know, large corporation no longer develop innovation themselves, they buy it. Join us on Saving Millions of Tears for both Parents & Babies…

_____

Important Notices
Information Memorandum

Disclaimer
- All information and opinions contained in the memorandum have been provided by the management team of Yoomi USA LLC. The memorandum has not been independently verified as to its accuracy.
- No representation or warranty, express or implied, is given by the management team or any of their respective directors, partners, officers, affiliates, employees, advisors or agents (and any warranty expressed or implied by statute is hereby excluded) as to the accuracy or completeness of the contents of this memorandum or any other document or information supplied, or which may be supplied at any time or any opinions or projections expressed herein or therein, nor is any such party under any obligation to update the memorandum or correct any inaccuracies or omissions in it which may exist or become apparent.
- In particular, for reasons of commercial sensitivity, information on certain matters has not been included in the memorandum. Such information may be made available at a later stage.
- The projected financial information contained in the memorandum is based on judgemental estimates and assumptions made by the management of Yoomi Ltd about circumstances and events that have not yet taken place. Accordingly, there can be no assurance that the projected results can be obtained. In particular, but without prejudice to the generality of the foregoing, no representation or warranty whatsoever is given to the reasonableness or achievability of the projections or in relation to the bases and assumptions underlying such projections and you must satisfy yourself in relation to the reasonableness, achievability and accuracy thereof.
- No responsibility or liability is accepted for any loss or damage howsoever arising that you may suffer as a result of this memorandum and any and all responsibility and liability is expressly disclaimed by the Yoomi USA LLC. management team and/or any of their respective directors, partners, officers, affiliates, employees, advisors and/or agents.

General
- Neither receipt of the memorandum nor any information supplied in connection with the proposed fundraising of Yoomi USA LLC. is to be taken as constituting the giving of investment advice in connection with the proposed fundraising.
- The memorandum should not be considered as a recommendation by the management of Yoomi USA LLC. or affiliate or their prospective directors, partners, officers, affiliates, employees, advisors or agents to invest in Yoomi USA LLC.; and each potential investor must make its own

independent assessment of the merits or otherwise of investing in Yoomi USA LLC. and should take its own professional advice.

- Neither the issue of the memorandum nor any part of its contents is to be taken as any form of commitment on the part of Yoomi USA LLC. or the management team or affiliates to proceed with the fundraising envisaged by the issue of this memorandum. The management team reserves the right to amend the proposed timetable and/or the fund raising procedure, to terminate the procedure and to terminate any discussions and negotiations with a prospective investor at any time and without giving a reason.
- Under no circumstances will the management team or affiliates be responsible for any costs or expenses incurred by prospective investors in connection with the proposed fundraising of Yoomi USA LLC.

Distribution
- Should this memorandum (through the act of default of the recipient) reach other persons without our written consent, the recipient will indemnify the management team of Yoomi USA LLC. against any loss or damage or other liabilities (including all costs) which they may suffer as a result.
- In providing this memorandum, the management team and its advisors are under no obligation to invite the recipient to proceed with a further investigation of Yoomi USA LLC. or to provide the recipient with any additional information, nor otherwise to negotiate with or treat with the recipient in respect of the investment in Yoomi USA LLC.





RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on August 31, 2023, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Risks Associated with this Offering and the Membership Interests

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Membership Interests, which may make it difficult for you to sell your Membership Interests.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Membership Interests, the ability of holders of the Membership Interests to sell the same, or the prices at which holders may be able to sell such Membership Interests.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND

THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated Membership Interests of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated Membership Interests of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

THE OFFERING

9. What is the purpose of this offering?
To raise capital sufficient to commence marketing, sales and distribution in the United States

10. How does the issuer intend to use the proceeds of this offering?

YOOMI USA, LLC

Use of Offering Proceeds

	If Minimum Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 25,000.00	$ 1,200,000.00
Net Proceeds of Offering	$ 24,000.00	$ 1,152,000.00
Inventory	$ 12,000.00	$ 480,000.00
U.S. Regulatory Compliance	$ 6,000.00	$ 10,000.00
Marketing	$ 4,000.00	$ 480,000.00
Establishment of U.S. Production Facility	$ _____	$ 172,000.00
Accounting software and hardware	$ 2,000.00	$ 10,000.00
Total Use of Net Proceeds of Offering	$ 24,000.00	$ 1,152,000.00

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

(b) How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

YOOMI USA, LLC
CONFIDENTIAL TERM SHEET

The following is a summary of the basic terms and conditions of a proposed $1,200,000 offering of membership interests by Yoomi USA, LLC, a Delaware limited liability company (the "Company"), to certain qualified investors.

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPEC¬TIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUM¬MATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered:	Up to 1,200,000 units of membership interests (an aggregate of $1,200,000)
Offering Price:	$1.00 per Unit
Minimum Investment:	$1,000.00 for 1,000 Units
Minimum Offering:	$25,000 for an aggregate of 25,000 Units
Capital Structure:	The Company will initially have one (1) class of membership interests. 4,800,000,000 units of membership interests were previously issued to the Company's founder (the "Founders") in consideration for their contributions to the Company. 1,200,000 units of membership interests will be sold pursuant to this offering.
Corporate Governance:	The Company will be managed by its Manager, and the day-to-day operations of the Company will be performed by the Manager.
Restrictions on Transfer:	We will be offering the Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, any transfer of Units will need to comply with the transfer restrictions that will be contained in the Company's Operating Agreement. The Operating Agreement will include additional detail on these transfer restrictions.

Tax Considerations: The Company will be treated as a partnership for federal income tax purposes. To the extent the Company has net profits for any fiscal year, each member will be taxed on such Member's allocative share of those profits, even though the amount of cash distributed to such member may be less than the resulting tax liability. Company profits and losses will be allocated to the Members as set forth in the Operating Agreement. The Company intends to make annual distributions to the Members to cover their estimated individual tax liability relating to their allocative taxable share of Company profits ("Tax Distributions"). There are several circumstances in which you will not receive a Tax Distribution that covers your individual tax liability; therefore, you may be required to come "out of pocket" to pay taxes on your allocative share of Company profits.

Due to the complexity of an investment in the Units, prospective Members are advised to contact their tax advisors with regard to tax consequences arising from investing in the Company.

14. Do the securities offered have voting rights? ☐ Yes   ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes   ☐ No
Explain: <u>See Operating Agreement</u>

16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

YOOMI USA, LLC
Capitalization

Member's Name and Address	Initial Capital Contribution	Percentage Interest	Number of Units
Yoomi Babytech USA Inc.	$100	100%	4,800,000
Total	**$100**	**100.00%**	**4,800,000**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
See Risk Factors and Operating Agreement

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors and Operating Agreement

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

See Operating Agreement

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
	$0	0		
	$0	0		
	$0	0		

25. What other exempt offerings has the issuer conducted within the past three years?:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
			$0	
			$0	
			$0	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

INSTRUCTIONS TO QUESTION 26:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer form at.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

INSTRUCTIONS TO QUESTION 28:

The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Yoomi USA, LLC. (the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through August 31, 2023

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Management of Yoomi BabyTech USA, Inc.
Re: Yoomi USA, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position from inception to August 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 8, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Predecessor Entity
Yoomi, LTD, a private limited company, was incorporated on May 26, 2009 in London, United Kingdom. Yoomi

3

BabyTech, Inc. was incorporated under the laws of the Province of Ontario, Canada on October 10, 2019 and serves as a holding company for Yoomi, LTD.

In connection with the Company's equity crowdfunding campaign under Regulation CF, the company formed Yoomi USA, LLC. and Yoomi BabyTech USA, Inc. in Delaware, United States. Both entities were formed on August 31, 2023. Yoomi BabyTech USA, Inc. serves as a holding company for Yoomi USA, LLC. Yoomi BabyTech USA, Inc. will undergo a regulation crowdfunding campaign in 2023.

The report herein covers Yoomi USA, LLC. Refer to separate Independent Auditor Reports for Yoomi BabyTech USA Inc, Yoomi BabyTech Inc (CA), and Yoomi LTD (UK).



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | AC59042
Sunrise, FL
September 22, 2023

YOOMI USA, LLC. STATEMENT OF FINANCIAL POSITION

	Inception - August 31, 2023
ASSETS	
Cash and Cash Equivalents	-
Total Current Assets	-
Other	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	9,875
Other Liabilities	
Total Current Liabilities	9,875
Notes Payable	
Total Long-Term Liabilities	-
TOTAL LIABILITIES	9,875
EQUITY	
Member Contribution	1,375
Accumulated Deficit	(11,250)
Total Equity	9,875
TOTAL LIABILITIES AND EQUITY	-

YOOMI USA, LLC. STATEMENT OF OPERATIONS

	Inception - August 31, 2023
Revenue	-
Cost of Revenue	-
Gross Profit	-
General and Administrative	11,250
Total Operating Expenses	11,250
Operating Income (loss)	(11,250)
Total Other Expense	-
Net Income (loss)	(11,250)

YOOMI USA, LLC. STATEMENT OF CASH FLOWS

	Inception - August 31, 2023,
OPERATING ACTIVITIES	
Net Income (Loss)	(11,250)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	9,875
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,875
Net Cash provided by (used in) Operating Activities	(1,375)
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Member Contribution	1,375
Net Cash provided by (used in) Financing Activities	1,375
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

YOOMI USA, LLC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at Inception	-	-	-	-
Issuance of Common Stock	-	-	-	-
Additional Paid in Capital	-	1,375	-	1,375
Net Income (Loss)	-	-	(11,250)	(11,250)
Ending Balance August 31, 2023	-	1,375	(11,250)	(9,875)

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Yoomi USA, LLC. ("the Company") was formed in Delaware on August 31, 2023. The Company plans to earn revenue by creating and selling innovative products that make parenting easier and safer. The Company's primary operations are in the United Kingdom and its headquarters are in Ontario, Canada.

The Company's holding Company, Yoomi BabyTech USA, Inc. will conduct a crowdfunding campaign under Regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Its fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of entity formation costs, platform costs, legal, and accounting fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long term obligations.

NOTE 6 – EQUITY

The Company has no capital related transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 22, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not yet commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. However, there are some uncertainties and challenges that the company faces:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Financing: Over the next twelve months, the company plans to finance its operations through a crowdfunding campaign and revenue-producing activities
4. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
5. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $124,000 or less:	The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Tax able income; and o Total tax; certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and Financial statements of the issuer and its predecessors, if any.	Financial statements must be certified by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
(b) More than $124,000, but not more than $618,000:	Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than $618,000:	Financial statements of the issuer and its predecessors, if any.	If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding: Financial statements must be **audited** by a public accountant that is independent of the issuer and must include a signed audit report. If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $618,000 but not more than $1,235,000: Financial statements must be **reviewed** by a public accountant that is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Aggregate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form.

To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer.

Financial statements must be prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stock holders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information from the tax return filed for the prior year (if any), provided that the issuer provides information from the tax return for the most recently completed fiscal year when it is filed, if filed during the offering period. An issuer that requested an ex tension of the time to file would not be required to provide information from the tax return until the date when the return is filed, if filed during the offering period.

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, [identify the certifying individual], certify that:

(1) the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2) the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]

[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

To qualify as a public accountant that is independent of the issuer for purposes of this Question 29, the accountant must satisfy the independence standards of either:

(i) Rule 2-01 of Regulation S-X or

(ii) the AICPA.

The public accountant that audits or reviews the financial statements provided by an issuer must be (1) duly registered and in good standing as a certified public accountant under the laws of the place of his or her residence or principal office or (2) in good standing and entitled to practice as a public accountant under the laws of his or her place of residence or principal office.

An issuer will not be in compliance with the requirement to provide reviewed financial statement if the issuer received a review report that includes modifications. An issuer will not be in compliance with the requirement to provide audited financial statements if the issuer received a qualified opinion, an adverse opinion, or a disclaim er of opinion.

The issuer must notify the public accountant of the issuer's intended use of the public accountant's audit or review report in the offering.

For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years. If the 120th day falls on a Saturday, Sunday, or holiday, the next business day shall be considered the 120th day for purposes of determining the age of the financial statements.

An issuer may elect to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 is required to comply with such new or revised accounting standard, if such standard al so applies to companies that are not issuers. Issuers electing such ex tension of time accommodation must disclose it at the time the issuer files its offering statement and apply the election to all standards. Issuers electing not to use this accommodation must forgo this accommodation for all financial accounting standards and may not elect to rely on this accommodation in any future filings.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated

in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
    (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
    (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

        (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☒ No
If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circum-stances under which they are made, not misleading.

YOOMI USA, LLC

MATERIAL DOCUMENTS

1.   **CERTIFICATE OF FORMATION/CERTIFICATE OF GOOD STANDING**

2.   **OPERATING AGREEMENT**

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF FORMATION OF "YOOMI USA LLC", FILED
IN THIS OFFICE ON THE THIRTY-FIRST DAY OF AUGUST, A.D. 2023, AT
4:06 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State



7653191 8100
SR# 20233396299

Authentication: 204080782
Date: 08-31-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.   The name of the limited liability company is Yoomi USA LLC.

2.   The Registered Office of the limited liability company in the State of Delaware is located at 251 Little Falls Drive (street), in the City of , Wilmington, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporation Service Company.



By: _____
Jeffrey C. O'Brien, Organizer

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:06 PM 08/31/2023
FILED 04:06 PM 08/31/2023
SR 20233396299 - File Number 7653191

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "YOOMI USA LLC" IS DULY FORMED UNDER

THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A

LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF

THE THIRTY-FIRST DAY OF AUGUST, A.D. 2023.



Jeffrey W. Bullock, Secretary of State

7653191 8300

SR# 20233396299

Authentication: 204080783

Date: 08-31-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

OPERATING AGREEMENT

OF

YOOMI USA LLC

THE INTERESTS REFERRED TO IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933 OR ANY OTHER SECURITIES LAWS, STATE OR FEDERAL, AND SUCH INTERESTS MAY NOT BE TRANSFERRED WITHOUT APPROPRIATE REGISTRATION OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

OPERATING AGREEMENT
OF
YOOMI USA LLC

THIS OPERATING AGREEMENT (this "**Agreement**"), is made and entered into to be effective as of August 31st, 2023 (the "**Effective Date**") by and among the person(s) identified as the Initial Members on the signature page attached to this Agreement (hereinafter such person(s) are referred to collectively as the "**Members**" and individually as a "**Member**") and Yoomi USA LLC, a Delaware limited liability company (the "**Company**").

BACKGROUND

A.   The Initial Members formed the Company by filing the Certificate of Formation with the Delaware Secretary of State August 31st, 2023.

B.   Each Member (i) is familiar with the business plan of the Company, (ii) has reviewed this Agreement and has had the opportunity to consult with such Member's legal, tax and financial accounting advisors regarding this Agreement, and (iii) desires to enter into this Agreement effective as of the Effective Date with the intention that this Agreement be the Company's sole operating agreement for purposes of The Act.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, all of the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1   **Terms Defined Herein**.

(a)   As used herein, the following terms have the following meanings:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (i) increased for any amounts such Member is unconditionally obligated to restore and the amount of such Member's share of Company Minimum Gain and Member Minimum Gain after taking into account any changes during such year, including such sums that are deemed obligated to restore pursuant to Treasury Regulation § 1.704-2(g) and (i) or related regulations; and (ii) reduced by the items described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have correlative meanings. A Person is an affiliate of an entity if such Person is a governor, director, manager, officer or legal representative of such entity, or if such Person has a material financial interest in such entity. An individual Person's Affiliates include such individual's spouse, lineal decedents and ascendants and any Trust for any such individual Person's benefit.

"**Available Cash**" means, subject to The Act, the aggregate amount of cash on hand or in any bank, money market or similar accounts of the Company as of the end of each fiscal quarter, or other applicable period, derived from any source (other than Capital Contributions and Liquidation Proceeds) that the Manager determines is available for distribution to the Members after taking into account any amount required or appropriate to maintain a reasonable amount of Reserves.

"**Bankruptcy**" with respect to any Person, means the entry of an order for relief with respect to such Person under the federal bankruptcy code (as set forth in Title 11 of the United States Code) or the insolvency of such Person under any state insolvency act.

"**Capital Account**" means the separate account established and maintained by the Company for each Member and each Transferee pursuant to Section 3.3.

"**Capital Contribution**" means with respect to a Member the total amount of cash and the agreed upon net Fair Value of property (or services, where an Interest in Company Capital is issued for such services) contributed by such Member (or such Member's predecessor in interest) to the Company for such Member's Interest.

"**Certificate of Formation**" means the certificate of formation of the Company, prepared pursuant to the Delaware Limited Liability Company Act, as amended from time to time ("the Act") of the Act and filed with the Delaware Secretary of State. A copy of the Company's Certificate of Formation attached as Exhibit A.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company Capital**" means at any measuring date the aggregate Capital Accounts of all Members.

"**Company Minimum Gain**" has the same meaning as partnership minimum gain set forth in Treasury Regulation § 1.704-2(d)(1). Company Minimum Gain is determined, first, by computing for each Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability and, then, aggregating the separately computed gains. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if the Members' Capital Accounts are increased to reflect a revaluation of Company property subject to a Nonrecourse Debt, the net increase or decrease in Company Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Company Minimum Gain using the current year's book value and the prior year's amount of Company Minimum Gain; and (2) adding back any decrease in Company Minimum Gain arising solely from the Revaluation; and (ii) if the Members' Capital Accounts are decreased to reflect the Revaluation, the net increase or decrease in Company minimum gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Covered Person**" means a person entitled to indemnification under The Act.

"**Credits**" means all tax credits allowed by the Code with respect to activities of the Company.

"**Distributions**" means any distributions by the Company to the Members of Available Cash or Liquidation Proceeds or other amounts.

"**Fair Market Value**" means the fair market value of the Company determined pursuant to the terms and conditions set forth in Exhibit C.

"**Fair Value**" of an asset means its fair market value as determined by the Manager or as otherwise required by law, and taking Code § 7701(g) into account where required by Treasury Regulations.

"**Income**" and "**Loss**" mean, respectively, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code § 703(a), except that for this purpose: (i) all items of income, gain, deduction or loss required to be separately stated by Code § 703(a)(1) will be included in taxable income or loss; (ii) tax exempt income will be added to taxable income or loss; (iii) any expenditures described in Code § 705(a)(2)(B) (or treated as Code § 705(a)(2)(B) expenditures pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing taxable income or loss will be subtracted; and (iv) taxable income or loss will be adjusted to reflect any item of income or loss specially allocated in ARTICLE IV.

"**Initial Capital Contributions**" means the Capital Contributions made by the Members pursuant to Section 3.1.

"**Initial Member**" means a Person who became a Member on the Effective Date by delivering their Initial Capital Contribution to the Company on or before the Effective Date and executing this Agreement to be effective as of the Effective Date.

"**Interest**" refers to all of a Member's rights and interests in the Company in such Member's capacity as a Member, all as provided in the Certificate of Formation, this Agreement and the Act, including the Member's interest in the capital, income, gain, deductions, losses, and credits of the Company. Unless otherwise expressly separated, a Member's Interest includes that Member's transferable interest under The Act.

"**Liquidation Proceeds**" means all Property at the time of liquidation of the Company and all proceeds thereof.

"**Majority in Interest**" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interests held by all Members.

"**Manager**" means Scott Bradley, or any other individual or entity appointed by Majority in Interest of the Members pursuant to Section 5.1. The Manager is a "manager" as that term is defined in The Act.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt minimum gain as set forth in Treasury Regulation § 1.704-2(i)(3). With respect to each Member Nonrecourse Debt, Member Minimum Gain will be determined by computing for each Member Nonrecourse Debt any gain that the Company would realize if the Company disposed of the property subject to that liability for no consideration other than full satisfaction of such liability. For purposes of computing gain, the Company will use the basis of such property that is used for purposes of determining the amount of the Capital Accounts under Section 3.3. In any taxable year in which a Revaluation occurs, (i) if a Member's Capital Account is increased to reflect a revaluation of Company property subject to a Member Nonrecourse Debt, the net increase or decrease in Member Minimum Gain for such taxable year will be determined by: (1) calculating the net decrease or increase in Member Minimum Gain using the current year's book value and the prior year's amount of Member Minimum Gain; and (2) adding back any decrease in Member Minimum Gain arising solely from the Revaluation; and (ii) if a Member's Capital Account is decreased to reflect the Revaluation, the Member Minimum Gain is determined in the same manner as in the year before such taxable year, but by using book values of Company property rather than adjusted tax bases.

"**Member Minimum Gain**" has the same meaning as partner nonrecourse debt set forth in Treasury Regulation § 1.704-2(b)(4).

"**Member Nonrecourse Deductions**" has the same meaning as partner nonrecourse deductions set forth in Treasury Regulation § 1.704-2(i)(2). Generally, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a fiscal year equals the net increase during the year in the amount of the Member Minimum Gain (determined in accordance with Treasury Regulation § 1.704-2(i)) reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of Member Nonrecourse Debt and allocable to the increase in Member Minimum Gain determined according to the provisions of Treasury Regulation § 1.704-2(i).

"**Member**" has the meaning set forth in the Preamble and each Person who is subsequently admitted to the Company as a Member pursuant to Section 8.3 or Section 8.5, other than a Person who ceases to be a Member of the Company pursuant to Section 8.7. The name, address, aggregate Capital Contributions and Percentage Interest of each Member is set forth on Schedule 1, as the same may adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Nonrecourse Debt**" means a Company liability with respect to which no Member or a related person bears the economic risk of loss as determined under Treasury Regulation §§ 1.752-1(a)(2) and 1.752-2.

"**Nonrecourse Deductions**" has the same meaning as nonrecourse deductions set forth in Treasury Regulation § 1.704-2(c). Generally, the amount of Nonrecourse Deductions for a fiscal year equals the net increase in the amount of Company Minimum Gain (determined in accordance with Treasury Regulation § 1.704.2(d)) during such year reduced (but not below zero) by the aggregate Distributions made during the year of proceeds of a Nonrecourse Debt that are allocable to the increase in Company Minimum Gain, determined according to the provisions of Treasury Regulation § 1.704-2(c) and (h).

"**Officer**" means an individual designated as such by the Manager, with the responsibilities and duties specified or delegated by the Manager, including the offices set forth in Section 5.5.

"**Percentage Interest**" means with respect to any Member, the portion of all of the Company's outstanding Interests owned by such Member, expressed as a percentage. The Percentage Interests of each Member will be set forth on Schedule 1, as adjusted from time to time as required or permitted by the provisions of this Agreement.

"**Permitted Transferee**" means (a) a trust if (i) the trust was created by and is revocable by a Member, (ii) the Member is and remains the primary beneficiary of such trust during his or her lifetime, and (iii) the trustee becomes a party to this Agreement by executing and delivering a consent to the Company, or (b) an Affiliate of the Transferor.

"**Person**" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

"**Prime Rate**" means the Prime Rate published in the Wall Street Journal Money Rates column on the last business day of each month, which rate shall be deemed to be in effect for the entirety of such month.

"**Property**" means all assets that the Company may own or otherwise have an interest in from time to time.

"**Reserves**" means amounts set aside from time to time by the Manager pursuant to Section 4.8.

"**Revaluation**" means the occurrence of any event described in clauses (i), (ii), (iii), (iv) or (v) of Section 3.3(c) as a result of which the book value of Property is adjusted by the Company to its Fair Value.

"**Rights**" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

"**Super-Majority in Interest**" means any Member or group of Members holding an aggregate of more than two-thirds (2/3) of the Percentage Interests held by all Members. A Transferee who has not become a Substitute Member shall not be allowed to vote on any matter requiring Super-Majority in Interest, and any such Super-Majority in Interest vote shall exclude Transferees who have not become Substitute Members in computing the threshold required by this definition.

"**Tax Matters Member**" means the Person designated pursuant to <u>Section </u>7.4 to represent the Company in matters before the Internal Revenue Service.

"**Transfer**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code.

       (b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Capital	3.2(a)
Adjusted Fair Market Value	Exhibit C.4
Agreement	Preamble
Budget	5.2(d)
Capital Call	3.2
Cause	5.5
Chestnut Cambronne PA	10.16
Company	Preamble
Company Opportunity	5.9(c)
Confidential Information	7.8(a)
Contributing Member	3.2(b)
Control Group	8.8(a)
Deceased Member	8.12
Disabled Member	8.13(a)
Documents	10.16
Effective Date	Preamble
Electing Member	8.9
Entity Member	8.11(a)
Event of Purchase	Exhibit C.6
First Option Period	8.10(b)
Involuntary Transfer	8.11(a)
Legal Representative	8.12
Measuring Period	8.13(a)
Minimum Gain Chargeback Requirement	4.5(b)
Non-Contributing Member	3.2(b)
Notice	10.5
Notified Members	8.9
Record Date	3.2(c)
Sale Interests	8.10(a)
Second Option Period	8.10(c)
Securities Act	10.1(b)

Selling Member	8.10(a)
Share	3.2(a)
Substitute Member	8.3(a)
Total Disability	8.13(b)
Transferee	8.2
Transferor	8.2
Transferred Interest	8.11(a)
Valuation Date	Exhibit C.2
Valuation Parties	Exhibit C.1

1.2 **Certain Interpretive Matters**. In construing this Agreement, it is the intent of the Members that:

(a) the captions of the articles, sections or subsections in this Agreement are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(b) no consideration may be given to the fact or presumption that one party had a greater or lesser hand in drafting this Agreement;

(c) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(d) the word "includes" and its derivatives means "includes, but is not limited to," and corresponding derivative expressions;

(e) a defined term has its defined meaning throughout this Agreement and each exhibit and schedule to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f) the meanings of the defined terms are applicable to both the singular and plural forms thereof;

(g) all references to prices, values or monetary amounts refer to United States dollars;

(h) all references to articles, sections, paragraphs, clauses, exhibits or schedules refer to articles, sections, paragraphs and clauses of this Agreement, and to exhibits or schedules attached to this Agreement, unless expressly provided otherwise;

(i) each exhibit and schedule to this Agreement is a part of this Agreement and references to the term "Agreement" are deemed to include each such exhibit and schedule to this Agreement except to the extent that the context indicates otherwise, but if there is any conflict or inconsistency between the body of this Agreement and any exhibit or schedule, the provisions of the body of this Agreement will control;

(j)   the words "this Agreement," "herein," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular article, section or other subdivision, unless expressly so limited;

(k)   the word "or" is disjunctive but not necessarily exclusive; and

(l)   all references to agreements or laws are deemed to refer to such agreements or laws as amended or revised or as in effect at the applicable time, including corresponding provisions of future agreements or laws.

ARTICLE II
BUSINESS PURPOSES, OFFICES, AND RELATED MATTERS

2.1   **Name; Business Purpose**. The name of the Company is stated in the Certificate of Formation. This Company shall have a general purpose and may engage in any lawful activity.

2.2   **Powers**. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company has the same powers as a natural person to do all things necessary or convenient to carry out its business and affairs.

2.3   **Principal Office**. The principal office of the Company will be located at _____, or at such other place as the Manager may determine from time to time.

2.4   **Registered Office and Registered Agent**. The location of the registered office and the name of the registered agent (if any) of the Company in the State of Delaware are stated in the Certificate of Formation. The registered office and registered agent of the Company in the State of Delaware may be changed, from time to time, by the Manager.

2.5   **Amendment of the Articles**. The Company may amend the Certificate of Formation at such time or times and in such manner as may be required by this Agreement or The Act, as the case may be.

2.6   **Operating Agreement**. Subject only to the Act, the Members who are parties to this Agreement intend that this Agreement govern all aspects of the Company's business and affairs, including without limitation: (a) the formation, operation, ownership, governance, management, and dissolution of the Company; (b) the allocation of income, receipts, gain, losses, deductions, credits, and Distributions; (c) the receipt of additional capital, admission of new Members and all valuation issues associated with the receipt of such additional capital and admission of Members; (d) the transfer or encumbrance of Interests, limitations on the transferability of Interests and Transferable Interests; (e) the specific types of activities that do not violate the duty of care, duty of loyalty or the duty of fair dealing and good faith, (f) any limitation of any fiduciary duty or any broadening of the scope of any indemnification or exculpation; and (f) any other matter related to the Company's business and affairs. Notwithstanding the Act, the Members acknowledge and agree that this Agreement shall be the Company's sole operating agreement for purposes of The Act, in each case as hereafter amended from time to time pursuant to Section 10.10, including any exhibits to this Agreement, and at no time shall any operating agreement be created by oral or implied means. It is expressly intended that, during the entire term of this Agreement, the provisions of this Agreement shall supersede any provisions of The Act, as they now exist or as may be subsequently amended or restated, that are inconsistent or conflict with the provisions of this Agreement to the maximum extent permitted by law.

2.7   **Ratification of Certain Acts**. The Company and each Initial Member hereby adopt, approve and ratify all actions taken by the Company's organizers.


ARTICLE III
CAPITAL CONTRIBUTIONS AND LOANS


3.1   **Capital Contributions**. Upon the execution of this Agreement, each Member will make an Initial Capital Contribution to the capital of the Company in the amount set forth opposite such Member's name on <u>Schedule 1</u>.

3.2   **Additional Capital Contributions; Preemptive Rights**. The Manager may from time to time cause the Company to raise additional capital from the Members (a "**Capital Call**").

(a)   **Raising Additional Capital**. If the Manager determines, in the manner contemplated in <u>Section</u> 3.2, at any time, that the Company requires additional capital ("**Additional Capital**"), in the form of Capital Contributions other than the Members' Initial Capital Contribution, in order to enable the Company to pay its operating expenses, to meet its obligations in a timely fashion, to maintain sufficient working capital, to make any other expenditures necessary or desirable to carry out its objectives or for any other purpose whatsoever, the Manager, on behalf of the Company, shall call for such Additional Capital by written notice to all Members. Each Member shall be required to deliver the Member's Share (defined below) of such Additional Capital to the Company on or before the 15th day after the date on which such notice was given, and on the receipt of such Share, each Member's Capital Account shall be increased by the amount of the Member's Share. Each Member's "**Share**" of the Additional Capital shall equal the product of the Additional Capital and such Member's Percentage Interest.

(b)   **Contributing and Non-Contributing Members**. If any Member (a "**Non-Contributing Member**") fails to advance all or any portion of the Member's Share of any Capital Increase called for by the Company within the 15-day time period described in <u>Section</u> 3.2(a), another Member (a "**Contributing Member**") may contribute all of the amount which such Non-Contributing Member failed to advance. In such event, and following such contributions, the Non-Contributing and Contributing Members' respective Percentage Interest shall be adjusted as follows: each Member's Percentage Interest shall be adjusted to equal the product of one hundred percent (100%) multiplied by a fraction, the numerator of which shall equal the total Capital Contributions such Member has made to the Company, and the denominator of which shall equal the aggregate Capital Contributions of all of the Members. In the event that more than one Member desires to contribute a Non-Contributing Member's Share of Additional Capital, such Members may do so pro rata, in accordance with their relative Percentage Interest.

(c)   **No Other Preemptive Rights**. In connection with a Capital Call, Members will have only the preemptive rights described in this Section 3.2, and no Member will have any other preemptive rights to make an investment in the Company with respect to a Capital Call by reason of such Member's ownership of an Interest in the Company. In the event of a proposed Capital Call, each Member as of such record date (not exceeding 70 days preceding the date for the allotment of rights) as fixed therefore by the Manager (or, if no record date is set, as of the 50th day preceding the date of such proposed Capital Call (the "**Record Date**") will have the preemptive right to invest in the Company on the same basis as the proposed Capital Call in an amount equal to the Percentage Interest held by such Member on the Record Date multiplied by the amount of capital being raised in such Capital Call. The Manager may fix the period within which such right may be exercised, which period, however, will extend for not less than seven days nor more than 30 days after notice of such right is given to the Members. Unless such right is exercised within such period, such right will, upon the expiration of such period, be deemed to be waived for all purposes in respect of such proposed Capital Call. **NO MEMBER WILL BE LIABLE FOR DAMAGES TO THE COMPANY OR ANY OTHER MEMBER AS A RESULT OF THE FAILURE OF SUCH MEMBER TO MAKE ANY ADDITIONAL CONTRIBUTIONS.**

3.3   **Capital Accounts**.

(a)   A separate Capital Account will be maintained for each Member and each Transferee. Each Member's Capital Account will be (i) increased by (A) the amount of money contributed by such Member, (B) the Fair Value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company income and gain (or items thereof), and (D) to the extent not already netted out under clause (ii)(B) below, the amount of any Company liabilities assumed by the Member or which are secured by any property distributed to such Member; and (ii) decreased by (A) the amount of money distributed to such Member, (B) the Fair Value of property distributed to such Member (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code § 752), (C) allocations to such Member, pursuant to ARTICLE IV, of Company loss and deductions (or items thereof), and (D) to the extent not already netted out under clause (i)(B) above, the amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(b)   If any Interest is transferred in accordance with the terms of this Agreement, the Transferee will succeed to the Capital Account of the Transferor to the extent it relates to the transferred interest and the Capital Account of each Transferee will be increased and decreased in the manner set forth above.

(c)   In the event of (i) an Additional Contribution by an existing or an additional Member of more than a de minimis amount that results in a shift in Percentage Interests, (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an Interest, (iii) the grant of more than a de minimis Interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity or by a new Member acting in a Member capacity or in anticipation of being a Member, (iv) in connection with the issuance by the

Company of a noncompensatory option (other than an option for a de minimis Interest), or (v) the liquidation of the Company within the meaning of Treasury Regulation § 1.704-1(b)(2)(ii)(g), the book basis of the Property will be adjusted to Fair Value and the Capital Accounts of all the Members will be adjusted simultaneously to reflect the aggregate net adjustment to book basis as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment; provided, however, that the adjustments resulting from clauses (i), (ii), (iii) or (iv) above will be made only if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(d)   If any Property is subject to Code § 704(c) or is revalued on the books of the Company in accordance with the preceding paragraph pursuant to § 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, the Members' Capital Accounts will be adjusted in accordance with § 1.704-1(b)(2)(iv)(g) of the Treasury Regulations for allocations to the Members of depreciation, amortization and gain or loss, as computed for book purposes (and not tax purposes) with respect to such Property.

(e)   The foregoing provisions of this Section 3.3 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation § 1.704-1(b) and 1.704-2, and will be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Manager that it is prudent or advisable to modify the manner in which the Capital Accounts, or any increases or decreases thereto, are computed in order to comply with such Treasury Regulations, the Manager may cause such modification to be made provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company, and upon any such determination by the Manager, the Manager is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

3.4   **Capital Withdrawal Rights, Interest and Priority**. Except as expressly provided in this Agreement, no Member is entitled to withdraw or reduce such Member's Capital Account or to receive any Distributions. No Member is entitled to demand or receive any Distribution in any form other than in cash. No Member is entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time. Except as may be otherwise expressly provided herein, no Member has any priority over any other Member as to the return of the balance in such Member's Capital Account.

3.5   **Loans**. Any Member may make a loan to the Company in such amounts, at such times (including in lieu of a capital contribution under Section 3.2) and on such terms and conditions as may be approved by the Manager. Loans by any Member to the Company will not be considered contributions to the capital of the Company. Any loan for which an interest rate is not otherwise expressly provided for in writing shall bear interest at the Prime Rate.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1   **Non-Liquidation Cash Distributions**. The amount, if any, of Available Cash will be determined by the Manager at least annually and will be distributed to the Members within 45 days following the end of each calendar year in accordance with their respective Percentage Interests.

4.2 **Liquidation Distributions**. Liquidation Proceeds will be distributed in the following order of priority:

(a) First, to discharge the Company's obligations to creditors, including to Members that are creditors, as set forth in The Act.

(b) Second, and notwithstanding The Act, the remainder to the Members in accordance with their respective Percentage Interests.

4.3 **Income, Losses and Distributive Shares of Tax Items**. The Company's Income or Loss, as the case may be, for each fiscal year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company pursuant to ARTICLE VI, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this ARTICLE IV, except as otherwise provided for herein or unless all Members agree otherwise.

4.4 **Allocation of Income, Loss and Credits**.

(a) Income or Loss (other than from transactions in liquidation of the Company) and Credits for each fiscal year will be allocated among the Members in accordance with their Percentage Interests. To the extent there is any change in the respective Percentage Interests of the Members during the year, Income, Loss and Credits will be allocated among the pre-adjustment and post-adjustment periods as provided in Section 4.5(k).

(b) Income from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i) first to those Members, if any, with negative Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that such negative balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii) the remainder to the Members in accordance with their respective Percentage Interests.

(c) Losses from transactions in liquidation of the Company will be allocated among the Members in the following order of priority:

(i) first to those Members, if any, with positive Capital Account balances (determined prior to taking into account any Distributions pursuant to Section 4.2) in the ratio that such positive balances bear to each other until all such Members' Capital Account balances equal zero; then

(ii) the remainder to the Members in accordance with their respective Percentage Interests.

4.5 **Special Rules**. Notwithstanding the foregoing allocation provisions of ARTICLE IV, the following special rules apply:

(a) **Tax Allocations; § 704(c) and Revaluation Allocations**. Other than as provided in this Section 4.5(a), items of income, gain, deduction and loss determined for income tax purposes shall be allocated, to the extent possible and except as otherwise provided herein, in the same proportions as corresponding items that enter into the calculation of Income and Loss. In accordance with Code § 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value at the time of contribution. Similarly, in the event of a Revaluation, subsequent allocations of income, gain, loss and deduction with respect to such property will take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Value immediately after the adjustment in the same manner as under Code § 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations must be made by the Members in a manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 4.5(a) are solely for income tax purposes and will not affect, or in any way be taken into account in computing, for book purposes, any Member's Capital Account or share of Income or Loss, pursuant to any provision of this Agreement.

(b) **Minimum Gain Chargeback**. Notwithstanding any other provision of this ARTICLE IV, if there is a net decrease in Company Minimum Gain during a Company taxable year, each Member will be allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to that Member's share of the net decrease in Company Minimum Gain during such year (hereinafter referred to as the "**Minimum Gain Chargeback Requirement**"). A Member's share of the net decrease in Company Minimum Gain is the amount of the total decrease multiplied by the Member's percentage share of the Company Minimum Gain at the end of the immediately preceding taxable year. A Member is not subject to the Minimum Gain Chargeback Requirement to the extent: (i) the Member's share of the net decrease in Company Minimum Gain is caused by a guarantee, refinancing or other change in the debt instrument causing it to become partially or wholly recourse debt or a Member Nonrecourse Debt, and the Member bears the economic risk of loss for the newly guaranteed, refinanced or otherwise changed liability; (ii) the Member contributes capital to the Company that is used to repay the Nonrecourse Debt and the Member's share of the net decrease in Company Minimum Gain results from the repayment; or (iii) the Minimum Gain Chargeback Requirement would cause a distortion and the Commissioner of the Internal Revenue Service waives such requirement. A Member's share of Company Minimum Gain will be computed in accordance with Treasury Regulation § 1.704-2(g) and as of the end of any Company taxable year will equal: (1) the sum of the Nonrecourse Deductions allocated to that Member up to that time and the Distributions made to that Member up to that time of proceeds of a Nonrecourse Debt allocable to an increase of Company Minimum Gain, minus (2) the sum of that Member's aggregate share of net decrease in Company Minimum Gain plus that Member's aggregate share of decreases resulting from revaluations of any Property subject to Nonrecourse Debts. In addition, a Member's share of Company Minimum Gain will be adjusted for the conversion of recourse and Member Nonrecourse Debts into Nonrecourse Debts in accordance with Treasury

Regulation § 1.704-2(g)(3). In computing the above, amounts allocated or distributed to the Member's predecessor in interest will be taken into account. Allocations shall be determined in accordance with Treasury Regulation § 1.704-2(j).

(c) **Member Minimum Gain Chargeback**. Notwithstanding any other provision of this Article IV other than Section 4.5(b) if there is a net decrease in Member Minimum Gain during a Company taxable year, each Member who has a share of the Member Minimum Gain (determined under Treasury Regulation § 1.704-2(i)(5) as of the beginning of the year) will be allocated items of income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Minimum Gain. In accordance with Treasury Regulation § 1.704-2(i)(4), a Member is not subject to this Member Minimum Gain Chargeback requirement to the extent the net decrease in Member Minimum Gain arises because the liability ceases to be Member Nonrecourse Debt due to a conversion, refinancing or other change in the debt instrument that causes it to be partially or wholly a Nonrecourse Debt. The amount that would otherwise be subject to the Member Minimum Gain Chargeback requirement is added to the Member's share of Company Minimum Gain.

(d) **Qualified Income Offset**. If any Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that causes or increases such Member's Adjusted Capital Account Deficit, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible, provided that an allocation under this Section 4.5(d) may be made if and only to the extent such Member would have an Adjusted Capital Account Deficit after all other allocations under this ARTICLE IV have been made.

(e) **Nonrecourse Deductions**. Nonrecourse Deductions for any fiscal year or other period will be allocated to the Members in proportion to their Percentage Interests.

(f) **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions will be allocated to the Member who bears the risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation § 1.704-2(i).

(g) **Curative Allocations**. Any special allocations of items of income, gain, deduction or loss pursuant to Sections 4.5(b), (c), (d), (e) and (f) will be taken into account in computing subsequent allocations of income and gain pursuant to this ARTICLE IV, so that the net amount of any items so allocated and all other items allocated to each Member pursuant to this ARTICLE IV are, to the extent possible, equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this ARTICLE IV if such adjustments, allocations or distributions had not occurred. In addition, allocations pursuant to this Section 4.5(g) with respect to Nonrecourse Deductions in Section 4.5(e) and Member Nonrecourse Deductions in Section 4.5(f) will be deferred to the extent the Manager reasonably determines that such allocations are likely to be offset by subsequent allocations of Company Minimum Gain or Member Minimum Gain, respectively.

(h)   **Loss Allocation Limitation**. Notwithstanding the other provisions of this ARTICLE IV, unless otherwise agreed to by all of the Members, no Member may be allocated Loss in any taxable year that would cause or increase an Adjusted Capital Account Deficit as of the end of such taxable year.

(i)   **Share of Nonrecourse Liabilities**. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulation § 1.752-3(a)(3), each Member's interest in Company profits is equal to such Member's respective Percentage Interest.

(j)   **Compliance with Treasury Regulations**. The foregoing provisions of this Section 4.5 are intended to comply with Treasury Regulation § 1.704-1(b), 1.704-2 and 1.752-1 through 1.752-5, and must be interpreted and applied in a manner consistent with such Treasury Regulations. If it is determined by the Manager that it is prudent or advisable to amend this Agreement in order comply with such Treasury Regulations, the Manager is empowered to amend or modify this Agreement, notwithstanding any other provision of this Agreement.

(k)   **General Allocation Provisions**. Except as otherwise provided in this Agreement, all items that are components of Income or Loss will be divided among the Members in the same proportions as they share such Income or Loss, as the case may be, for the year. For purposes of determining the Income, Loss or any other items for any period, Income, Loss or any such other items will be determined on a daily, monthly or other basis, as determined by the Manager using any permissible method under Code § 706 and the Treasury Regulations thereunder.

4.6   **No Priority**. Except as may be otherwise expressly provided herein, no Member has priority over any other Member as to Company capital, income, gain, deductions, loss, credits or Distributions.

4.7   **Tax Withholding**. Notwithstanding any other provision of this Agreement, the Manager is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including withholding on any Distribution to any Member. For all purposes of this ARTICLE IV, any amount withheld on any Distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.8   **Reserves**. The Manager may establish, maintain and expend Reserves to provide for working capital, for future maintenance, repair or replacement of any Property, for debt service, for future investments and for such other purposes as the Manager may deem necessary or advisable.

ARTICLE V
MANAGEMENT

5.1   **Management by the Manager**. The business and affairs of the Company shall be managed by the Manager and, except as expressly set forth in this Agreement, all matters relating to the activities of the Company shall be decided exclusively by the Manager. The

Manager shall be a "manager" as that term is defined in The Act, and the Company shall be a "manager-managed limited liability company" as that term is defined in The Act.

5.2   **Manager Authority**. Except as otherwise expressly provided in this Agreement, the Manager or persons designated by the Manager for such purpose, including Officers and agents authorized by the Manager for such purpose, shall be the only persons authorized to execute documents which shall be binding on the Company. To the fullest extent permitted by The Act, and notwithstanding, the Manager shall have the exclusive power to do any and all acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under the laws of the State of Delaware, and the Members, in that capacity, shall have no power whatsoever with respect to the management of the business activities and affairs of the Company. The Members shall have no authority to bind the Company and will have no other right to approve any action or vote on any matter except with respect to provisions which many not be varied, eliminated or restricted by an operating agreement pursuant to The Act. Except as provided in Section 5.4, the power and authority granted to the Manager hereunder shall include all those necessary or convenient for the furtherance of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including without limitation, the power and authority to undertake and make decisions concerning:

(a)   hiring and firing of attorneys, accountants, brokers, investment bankers and other advisors and consultants who are not Officers or employees of the Company;

(b)   entering into leases for real or personal property;

(c)   opening of bank and other deposit accounts and operations thereunder;

(d)   purchasing, constructing, improving, developing, maintaining and disposing of real property in accordance with an annual operating budget adopted by the Manager relative to each fiscal year ("**Budget**");

(e)   purchasing of insurance, goods, supplies, equipment, materials and other personal property;

(f)   borrowing of money, obtaining of credit, issuance of notes, debentures, securities, equity or other interests of or in the Company and securing of the obligations undertaken in connection therewith with mortgages on and security interests in all or any portion of the real or personal property of the Company, all in accordance with the Budget;

(g)   making of investments in or the acquisition of securities of any Person;

(h)   giving of guaranties and indemnities;

(i)   entering into contracts or agreements in the ordinary course of business and in accordance with the Budget;

(j)   forming subsidiaries or joint ventures; and

(k)   undertaking all other acts or activities necessary or desirable for the carrying out of the purposes of the Company.

5.3   **Actions not Delegable by Manager**. Notwithstanding the foregoing, the Manager is authorized to delegate any of its powers in its sole judgment to Officers or other agents of the Company, except that the following duties may <u>not</u> be delegated to any agent or Officer of the Company:

(a)   approval of the Company's annual business plan, strategic direction and resulting operating budgets;

(b)   the opening and/or closing of any offices;

(c)   the borrowing of money, obtaining of credit, issuance of notes, debentures, securities, equity or other interests of or in the Company and securing of the obligations undertaken in connection therewith with mortgages on and security interests in all or any portion of the real or personal property of the Company);

(d)   the lease or acquisition of real property;

(e)   the merger, consolidation, conversion, liquidation, dissolution or winding up of the affairs of the Company;

(f)   the sale or lease of all or any substantial portion of the assets of the Company;

(g)   the making of investments in or the acquisition of securities of any Person;

(h)   the giving of guaranties and indemnities;

(i)   the forming subsidiaries or joint ventures; or

(j)   the compromising, arbitrating, adjusting and litigating claims in favor of or against the Company.

5.4   **Certain Actions Requiring Member Consent**. Notwithstanding the provisions of <u>Section </u>5.2 above, the Manager shall not, without obtaining the affirmative consent of Members holding a Majority in Interest of the Members, take any of the following actions:

(a)   sell, lease, exchange or otherwise dispose of all, or substantially all, of the Company's Property with or without the good will, outside the ordinary course of the Company's activities; or

(b)   approve a merger, conversion, or domestication under The Act;

5.5   **Termination of Manager**. Notwithstanding The Act, the Manager(s) named herein shall serve until such time as each voluntarily resigns, voluntarily retires, dies or is removed for Cause by a Majority in Interest of the Members.   In the event of the Manager's resignation, retirement, death or removal for Cause, the remaining Manager shall serve as the sole Manager until a new Manager is appointed by a Majority in Interest of the Members. As used in this Agreement, "**Cause**" means fraud, gross misconduct, neglect of duties or commission of illegal activities which would subject the Manager to statutory disqualification as such events are adjudicated by a court of law and finally found against the Manager.

5.6 **Delegation of Authority; Officers**. Subject to Section 5.3 of this Agreement, the Manager shall have the authority to delegate to any person all or any of its powers pursuant to this Agreement. Any delegation may be revoked at any time by the Manager. The Company may have the Officers set forth in this Section 5.5, which will include one or more natural persons appointed by the Manager exercising the functions of the offices set forth herein. Any number of officer positions may be held by the same person. Officers will not be "managers" of the Company as that term is used in The Act, and will only have the powers expressly delegated to them by the Manager. The following Officers shall have the following powers:

(a) **President**. Unless provided otherwise by a resolution adopted by the Manager, the President will: (i) have general active management of the day-to-day business of the Company; (ii) preside at meetings of the Members; (iii) see that all orders and resolutions of the Manager are carried into effect; (iv) have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by this Agreement or the Manager to some other Officer or agent of the Company; (v) maintain records of and certify proceedings of the Members; and (vi) perform such other duties as may from time to time be prescribed by the Manager.

(b) **Treasurer**. Unless provided otherwise by a resolution adopted by the Manager, the Treasurer will: (i) keep accurate financial records for the Company; (ii) deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Manager may designate from time to time; (iii) endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Manager, making proper vouchers therefore; (iv) disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Manager; (v) render to the President and the Manager, whenever requested, an account of all such Officer's transactions as Treasurer and of the financial condition of the Company; and (vi) perform such other duties as may be prescribed by the Manager or the President from time to time.

(c) **Vice Presidents**. The Vice President, if any, or Vice Presidents in case there be more than one, will have such powers and perform such duties as the President or the Manager may prescribe from time to time. In the absence of the President or in the event of the President's death, inability, or refusal to act, the Vice President, or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Manager, or, in the absence of any designation, in the order of their seniority, will perform the duties of the President, and, when so acting, will have all the powers of and be subject to all of the restrictions upon the President.

(d)   **Secretary**. The Secretary will attend all meetings of the Members and will maintain records of, and whenever necessary, certify all proceedings of the Members. The Secretary will: (i) keep the required records of the Company, when so directed by the Manager or other person or persons authorized to call such meetings; (ii) give or cause to be given notice of meetings of the Members; and (c) perform such other duties and have such other powers as the President or the Manager may prescribe from time to time.

(e)   **Delegation**. Unless prohibited by a resolution adopted by the Manager or Section 5.3 hereinabove, an Officer elected or appointed by the Manager may delegate in writing some or all of the duties and powers of such person's office to other persons.

(f)   **Term of Office**. Each Officer will hold office until a successor has been appointed by the Manager, or until such officer's prior death, resignation, or removal from office.

(g)   **Removal and Vacancies**. Any Officer or agent elected or appointed by the Manager will hold office at the pleasure of the Manager and may be removed, with or without cause, at any time by the Manager, subject to the terms of this Agreement. Any vacancy in an office of the Company will be filled by action of the Manager.

(h)   **Salaries**. The salaries of all Officers, if any, will be fixed by the Manager.

(i)   **Initial Officers**. The following individuals shall hold the office set forth next to their name until such Officer's resignation, removal or death:

Michael W. Holmstrom, Jr.	Chief Manager/President
Michael W. Holmstrom, Sr.	Treasurer
Katrina M. Hanson	Secretary

5.7   **No Employment Rights**. This Agreement does not, and is not intended to, confer upon any Member, Manager or any Officer any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member, Manager or any Officer.

5.8   **Duty of Care of the Manager and Officers**. Subject to the business judgment rule, the duty of care of the Manager or an Officer in the conduct of the Company's activities is to act with the care that a person in a like position would reasonably exercise under similar circumstances and in a manner the Manager or Officer reasonably believes to be in the best interests of the Company. In discharging this duty, the Manager or Officer may rely in good faith on opinions, reports, statements, or other information provided by another person that the Manager or Officer reasonably believes is a competent and reliable source for the information. With respect to the duty of care set forth in this Section 5.8, in accordance with The Act, no Manager or Officer of the Company shall be liable for any money damages to the Company or to any Member, unless the Manager or Officer has engaged in intentional misconduct or a knowing violation of the law. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT, AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS**

AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS <u>SECTION</u> 5.8 IS NOT MANIFESTLY UNREASONABLE.

5.9 **Duty of Loyalty**. Notwithstanding anything to the contrary in The Act, the Members acknowledge and agree as follows:

(a) **Consideration of Interests**. The Members have formed the Company and entered into this Agreement and become Members without any expectation that the Manager or any Member (or any of their respective Affiliates) would forgo any other opportunity available to the Manager or any Member in the future or that the Manager or any Member (or any of their respective Affiliates) would be required to consider the interests of the Company or any other Member or Person in any matter. The Members record that their mutual expectation is that when taking any action, the Manager is free to consider its own interests exclusively without considering whether such action serves the interests or is in the best interest of the other Members, the Company, or any other Person. The Members also record that their mutual expectation is that, when taking any action, the Manager is free to consider the interests of any Member exclusively over the interests of any other Member without considering whether such action serves the interests or is in the best interest of the other Members, the Company, or any other Person. Accordingly, when the Manager causes the Company to take any action, when the Members are voting on any matter under this Agreement, or when a Member is otherwise permitted or required to make a decision (including a decision that is in such Member's "discretion" or under a grant of similar authority or latitude), the Manager and each Member shall be entitled to consider only such interests and factors as the Manager or such Member desires, including its own interests (or the interests of any of their respective Affiliates), and shall have no duty or obligation to give any consideration to any interest of or factors affecting the other Members, the Company, or any other Person. Whenever in this Agreement the Manager or any Member is permitted or required to make a decision in "good faith," the Manager and each Member shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS <u>SECTION</u> 5.9(a) IS NOT MANIFESTLY UNREASONABLE.**

(b) **Competing with the Company**. The Members have formed the Company and entered into this Agreement and become Members with the expectation that the Manager or one or more Members (or any of their respective Affiliates): (x) would deal with the Company without any restrictions imposed on the ability to compete with the Company, notwithstanding any access a Member may have to confidential information of the Company or any position a Member may have with respect to trust and confidence in relation to the Company and its Members; (y) are permitted to, and may presently or in the future, have investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company and the subsidiaries of the Company; and (z) are permitted to, and may presently or in the future, have or develop strategic relationships with businesses that are or may be competitive with the Company and the subsidiaries of the Company. Accordingly, no Member is required to refrain from competing with the Company in the conduct of the Company's business before the dissolution of the Company and the Members and the Manager may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company will not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement. Without limiting the generality of the foregoing, the Manager or any Member (or any of their respective Affiliates) may directly or indirectly, without violating the Manager or Member's duty of loyalty:

(i) (A) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (B) directly or through one or more of any of such Member's or Manager's Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any competitor of the Company or any division or business segment of any competitor of the Company;

(ii) directly or through one or more of any of such Member's or Manager's Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company or any subsidiary of the Company for purposes of diverting their business or services from the Company; and

(iii) directly or through one or more of any of such Member's or Manager's Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any individual who is or has been employed by the Company or any Company Subsidiary.

EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.9(b) IS NOT MANIFESTLY UNREASONABLE.

(c) **Dealings with the Company; Company Opportunities**. The Members have no expectation that (i) the Manager or any Member will be prohibited, by virtue of the Member's status as a Member of the Company, from pursuing and engaging in any activities and (ii) the Manager or any Member will be obligated to inform the Company or any Member of any such opportunity, relationship or investment (a "**Company Opportunity**") or to present to the Company any Company Opportunity. Further, the Company hereby renounces any interest in any Company Opportunity and any expectancy that any Company Opportunity will be offered to it. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.9(c) IS NOT MANIFESTLY UNREASONABLE.**

(d) **Contracts with the Manager, the Members or Their Affiliates**. A contract or other transaction (i) between the Company and the Manager or any Member, (ii) between the Company and an Affiliate of the Manager or any Member, or (iii) between the Company and any other organization for whom the Manager or any Member is a governor, director, manager, officer, or legal representative of such organization or in whom the Manager or Member has a material financial interest, is not void or voidable because the Manager, Member, Affiliate or the other organizations (as applicable) are parties or because the Manager, Member, Affiliate or the other organizations are present (directly or indirectly) at a meeting of the Manager or the Members at which the contract or transaction is authorized, approved, or ratified. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.9(d) IS NOT MANIFESTLY UNREASONABLE.**

5.10   **Prescribing Standards of Good Faith and Fair Dealing**. The Manager and the Members shall exercise their rights and discharge their duties under this Agreement and The Act in a manner consistent with the contractual obligation of good faith and fair dealing, including by acting in a manner, in light of this Agreement, that is honest, fair and reasonable. Any right exercised or duty discharged by the Manager or a Member pursuant to the written advice of the Company's attorneys, accountants, investment bankers, appraisers or other professional advisors shall be deemed to satisfy such contractual obligation. **EACH MEMBER WAS ADVISED BY COUNSEL, OR HAD THE OPPORTUNITY TO BE ADVISED BY COUNSEL, IN ENTERING INTO THIS AGREEMENT AND IS FULLY APPRISED AND AWARE OF ALL IMPLICATIONS AND CONSEQUENCES OF ENTERING INTO THIS AGREEMENT. THE MEMBERS AGREE THAT THIS SECTION 5.10 IS NOT MANIFESTLY UNREASONABLE.**

5.11   **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Manager or an Officer solely by reason of such Manager acting as a manager or of such Officer acting as an officer; provided that any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager or any Officer existing at the time of such repeal or modification.

5.12   **Execution of Documents Filed with Delaware**. The Manager and any Officer authorized by the Manager is authorized to execute and file with the Delaware Secretary of State any document permitted or required by The Act. Such documents may be executed and filed only after the Manager and/or the Members (to the extent required by this Agreement or The Act) have approved or consented to such action in the manner provided herein.

5.13   **Indemnification; Covered Persons; Limitation of Liability**.

(a)   **Conduct of Covered Persons**. A Covered Person shall be deemed to have acted in "good faith" within the meaning of the Act if such person acted in reliance upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Income or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Member; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence.

(b)   **Limitation**. In accordance with The Act, no Person will be liable to the Company or its Members for any loss, damage, liability, or expense on account of any action taken or omitted to be taken by such Person as a Manager or Member, other than for: (i) breach of the duty of loyalty in contravention of this Agreement; (ii) a financial benefit received by the Member or Manager to which the Member or Manager is not entitled; (iii) a breach of a duty under The Act; (iv) intentional infliction of harm on the Company or a Member; or (v) an intentional violation of criminal law. If The Act is hereafter amended to authorize the further elimination or limitation of the liability of the Manager then, without requiring any action by the Members, the liability the Manager shall be further limited to the fullest extent permitted by the amended The Act. Any repeal of this provision as a matter of law or any modification of this subpart by the Members shall be prospective only, and shall not adversely affect any limitation on the personal liability of the Manager existing at the time of such repeal or modification.

(c)   **Additional Limitation on Indemnification**. Except as otherwise determined by the Manager, the Company shall not be required to indemnify a Person or advance expenses in connection with a proceeding (or part thereof) covered by The Act if such proceeding (or part thereof) was commenced by such Person.

(d)   **Right to Indemnification and Advancement**. The Company shall indemnify and advance expenses to the Manager, the Officers and other persons acting in their "official capacity" (as defined in The Act) with respect to "proceedings" (as defined in The Act) to the fullest extent required by The Act for actions thereafter.

ARTICLE VI
MEMBERS

6.1   **Meetings of Members; Place of Meetings**. Except as provided in Section 6.4, all decisions of the Members will be made at a meeting duly held in accordance with this ARTICLE VI. Meetings of the Members may be held for any purpose or purposes, unless otherwise prohibited by law or by the Certificate of Formation, and may be called by the Manager or Members holding not less than twenty percent (20%) of the Percentage Interests. All meetings of the Members will be held at the principal office of the Company or, if called by the Manager, at such other place, within or outside the State of Delaware, as is designated from time to time by the Members and stated in the notice of the meeting or in a duly executed waiver of the notice thereof. Members may participate in a meeting of the Members by means of telephone conference or similar communications equipment whereby all Members participating in the meeting can hear each other and participation in a meeting in this manner constitutes presence in person at the meeting.

6.2   **Quorum**. The presence, in person or by proxy, of a Majority in Interest constitutes a quorum for the transaction of business by the Members. If less than a Majority in

Interest are represented at a meeting, a majority of the Interests so represented may adjourn the meeting to a specified date not longer than 90 days after such adjournment, without further notice. At such adjourned meeting at which a quorum is present or represented by proxy, any business may be transacted that might have been transacted at the meeting as originally noticed. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of Members such that the remaining Members constitute less than a quorum. At any time, if there is no Person with the right to vote or to participate in the management of the business and affairs of the Company with respect to a particular Interest, then the Percentage Interest represented by such Interest will be disregarded for the purposes of determining whether a quorum is present at a meeting of Members and the requisite Percentage Interest necessary for a valid decision of the Members has been obtained.

6.3 **Proxies**. At any meeting of the Members, every Member having the right to vote thereat will be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Member and bearing a date not more than three years prior to such meeting.

6.4 **Action Without Meeting**. Any action required or permitted to be taken at any meeting of the Members of the Company may be taken without a meeting if the action is evidenced by one or more written consents setting forth the action to be taken and signed by Members holding Percentage Interests sufficient to cause the action to be taken at a meeting of the Members at which all Members were present.

6.5 **Notice of Meetings**. Notice stating the place, day, hour and the purpose for which the meeting is called must be given, not less than 10 days nor more than 60 days before the date of the meeting, by or at the direction of the Manager or Members calling the meeting, to each Member entitled to vote at such meeting. A Member's attendance at a meeting:

(a) waives objection to lack of notice or defective notice of the meeting, unless such Member, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

(b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of meeting, unless such Member objects to considering the matter when it is presented.

6.6 **Waiver of Notice**. When any notice is required to be given to any Member of the Company hereunder, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, is equivalent to the giving of such notice.

6.7 **Voting by Entity Members**. In the case of a Member that is a corporation, its Interest may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine. In the case of a Member that is a general or limited partnership, its Interest may be voted, in person or by proxy, by such Person as is designated by such Member. In the case of a Member that is another limited liability company, its Interest may be voted, in person or by proxy, by such Person as is designated by the operating agreement or limited liability company agreement of such other limited liability company, or, in the absence of such designation, by such Person as is designated by the limited liability company.

6.8 **Voting Requirement**.

(a)   Notwithstanding anything to the contrary in The Act, and solely to the extent authorized in this Agreement, each Member has the right to vote in proportion to such Member's Percentage Interest. Except as otherwise expressly provided in this Agreement, the affirmative vote of a Majority in Interest is required for a valid decision of the Members. Except as expressly set forth herein (including the items set forth in Section 5.4), this standard represents the voting power required to take action at a duly called meeting pursuant to The Act.

(b)   In addition to those matters specified elsewhere in this Agreement requiring the approval of at least a Majority in Interest of the Members, including the items set forth in Section 5.4, a voluntary dissolution pursuant to Section 9.1(a)(i) or an amendment of this Agreement pursuant to Section 10.10(a), the affirmative vote of a Majority in Interest is required to change of the status of the Company from a manager-managed limited liability company to a board-managed limited liability company or a member-managed limited liability company (in each case, as those terms are defined in The Act).

(c)   At any time that no Person has the right to vote or to participate in the management of the business and affairs of the Company with respect to the Interest held by such Member, then the Percentage Interest represented by such Interest will be disregarded in determining whether the requisite percentage necessary for a valid decision of the Members has been obtained, with the effect that such Interest will be treated as if such Interest had not been issued and the requisite percentage necessary for a valid decision will be applied against the remaining Percentage Interests.

6.9 **Minutes of Meetings and Record of Other Actions**. The Company will keep at its principal office minutes of all meetings of the Members and a record of all actions taken by the Members without a meeting.

6.10 **No Personal Liability**. Except as otherwise provided by applicable law or as expressly set forth in this Agreement, the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise (a) are solely the debts, obligations or other liabilities of the Company, and (b) do not become the debts, obligations or other liabilities of a Member solely by reason of such Member acting as a member; provided that any repeal of this provision as a matter of law or any modification of this subpart shall be prospective only, and shall not adversely affect any limitation on the personal liability of any Member existing at the time of such repeal or modification.

ARTICLE VII
ACCOUNTING AND BANK ACCOUNTS

7.1 **Fiscal Year**. The fiscal year and taxable year of the Company will end on December 31 of each year, unless a different year-end is chosen by the Manager or required by the Code.

7.2   **Books and Records**. At all times during the existence of the Company, the Company will cause to be maintained full and accurate books of account, which will reflect all Company transactions and be appropriate and adequate for the Company's business. The books and records of the Company will be maintained at the principal office of the Company. The books and records of the Company shall be maintained using such method of account as shall be selected by the Manager.

7.3   **Financial Reports**. Within 90 days after the end of each fiscal year, there will be prepared and delivered to each Member:

(a)   A balance sheet as of the end of such year and related financial statements for the year then ended; and

(b)   All information with respect to the Company necessary for the preparation of the Members' federal and state income tax returns.

7.4   **Tax Returns and Elections; Tax Matters Member**. The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes that the Manager reasonably believes will produce the most favorable tax results for the Members. Michael W. Holmstrom, Jr. is hereby designated as the Company's Tax Matters Member, to serve with respect to the Company in the same capacity as a "tax matters partner" as defined in the Code, and in such capacity is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Manager for judicial review of any adjustment assessed by the Internal Revenue Service. Michael W. Holmstrom, Jr. hereby accepts such designation. The Members specifically acknowledge, without limiting the general applicability of this Section 7.4, that the Tax Matters Member will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a "Tax Matters Member." All out-of-pocket expenses incurred by the Tax Matters Member in the capacity of Tax Matters Member will be considered expenses of the Company for which the Tax Matters Member is entitled to full reimbursement.

7.5   **Section 754 Election**. If a distribution of Company assets occurs that satisfies the provisions of Code § 734 or if a transfer of an Interest occurs that satisfies the provisions of Code § 743, upon the determination of the Manager, the Company will elect, pursuant to Code § 754, to adjust the basis of the Property to the extent allowed by Code § 734 or Code § 743 and will cause such adjustments to be made and maintained.

7.6   **Bank Accounts**. All funds of the Company will be deposited in a separate bank, money market or similar account or accounts approved by the Manager and in the Company's name. Withdrawals therefrom may be made only by individuals authorized to do so by the Manager.

7.7   **Company Information**. The information that the Company is required to furnish, without demand, to the Members pursuant to The Act is limited to the following:

(a)   Certificate of Formation;

(b)   this Agreement and any amendments thereto;

(c)   quarterly financial statements, internally prepared;

(d)   annual financial statements, internally prepared;

(e)   state and federal tax returns; and

(f)   articles of dissolution.

Each Member acknowledges and agrees that the foregoing is all of the information that is reasonably necessary, without demand, for the proper exercise of its rights and duties under this Agreement and the Act. **THE MEMBERS ACKNOWLEDGE AND AGREE THAT THIS SECTION 7.7 IS REASONABLE AND THAT THE ITEMS DESCRIBED ABOVE CONSTITUTE ALL OF THE INFORMATION THAT IS MATERIAL TO THE PROPER EXERCISE OF A MEMBER'S RIGHTS AND DUTIES UNDER THIS AGREEMENT AND THE ACT.**

7.8   **Confidential Information**.

(a)   In addition to any restrictions the Company might impose pursuant to The Act, each Member acknowledges that during the term of this Agreement, such Member will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, subsidiaries of the Company and their Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents, whether the foregoing are oral, written, electronic, or contained in any other form or medium, which the Company treats as confidential, (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing such Member's investment in the Company or performing such Member's duties as a manager, officer, employee, consultant or other service provider of the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during such Member's association (as an owner or transferee of an Interest) or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in this Section 7.8 shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 7.8 as if a Member; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Interests from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 7.8 as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of this Section 7.8 shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its representatives.

ARTICLE VIII
TRANSFERS OF INTERESTS AND EVENTS OF WITHDRAWAL

8.1   **General Restrictions**.   Except as expressly provided in this Agreement, no Member may Transfer all or any part of such Member's Interest to any other Person. Any purported Transfer of an Interest in violation of the terms of this Agreement will be null and void and of no effect.   A permitted Transfer will be effective as of the date specified in the instruments relating thereto. Any Transferee desiring to make a further Transfer will become subject to all of the provisions of this ARTICLE VIII to the same extent and in the same manner as any Member desiring to make any Transfer.

8.2   **Permitted Transfers**. Each Member (a "**Transferor**") may Transfer (but not substitute the assignee as a Substitute Member in such Member's place, except in accordance with Section 8.3), by a written instrument, all or any part of such Member's Interest to a Permitted Transferee, provided that the Transfer would not result in the "termination" of the Company pursuant to Code § 708. Any assignee of an Interest as allowed by this Section 8.2 who does not become a Substitute Member as provided in Section 8.3 (a "**Transferee**") (i) will not be a Member and will not have any right to vote as a Member or to participate in the management of the business and affairs of the Company, such right to vote such Interest and to participate in the management of the business and affairs of the Company continuing with the Transferor, and (ii) shall have only those rights accorded to the transferee of a transferable interest as set forth in The Act. The Transferee will, however, be entitled to distributions and allocations of the Company, as provided in ARTICLE IV, attributable to the Interest that is the subject of the Transfer to such Transferee.

8.3 **Substitute Members**.

(a) No assignee of all or part of a Member's Interest will become a Member in place of the Transferor (a "**Substitute Member**") unless and until:

(i) the Transferor (if living) has stated such intention in the instrument of assignment;

(ii) the Transferee has executed a joinder or other instrument accepting and adopting the terms and provisions of this Agreement in the form attached as Exhibit B;

(iii) the Transferor or Transferee has paid all reasonable expenses of the Company in connection with the admission of the Transferee as a Substitute Member; and

(iv) the Transferee is (A) a Permitted Transferee, (B) the Members holding at least a majority of the remaining Percentage Interests, in their sole and absolute discretion, have consented in writing to such Transferee becoming a Substitute Member, or (C) the Transferee has acquired the Interests properly pursuant to Section 8.10.

(b) Upon satisfaction of all of the foregoing conditions with respect to a Transferee, the Manager will cause this Agreement to be duly amended to reflect the admission of the Transferee as a Substitute Member.

8.4 **Effect of Admission as a Substitute Member**. Unless and until admitted as a Substitute Member pursuant to Section 8.3, a Transferee is not entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records, but a Transferee will only be entitled to receive, to the extent of the Interest transferred to such Transferee, the Distributions to which the Transferor would be entitled. A Transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Transferee, all the rights and powers of the Member for whom such Transferee is substituted and is subject to the restrictions and liabilities of a Member under this Agreement. Upon admission of a Transferee as a Substitute Member, the Transferor will cease to be a Member of the Company to the extent of such Interest.

8.5 **Additional Members and Interests**. Additional Members may be admitted to the Company and additional Interests may be issued with the approval of the Manager and the consent of a Majority in Interest of the Members. Whenever any additional Member is admitted to the Company, or any additional Interest is issued, in accordance with this Section 8.5, the Percentage Interest of each Member outstanding immediately prior to such admission or issuance will be decreased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at exactly one hundred percent (100.00%). The Manager will cause Schedule 1 to be revised to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 8.5, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.10.

8.6 **Redemption of Interests**. Any Interest may be redeemed by the Company, by purchase or otherwise, upon the consent of the holder of such Interest and approval by the Manager. Whenever any Interest is redeemed by the Company in accordance with this Section 8.6, the Percentage Interest of each Member outstanding immediately following such redemption will be increased proportionately, as appropriate, to maintain the aggregate Percentage Interests of the Members at exactly one hundred percent (100.00%). The Manager will cause Schedule 1 to be revised to reflect any adjustment in the Percentage Interests of the Members in accordance with this Section 8.6, but such revision shall not, by itself constitute an amendment of this Agreement for purposes of Section 10.10

8.7 **No Dissociation**. A Member shall not cease to be a Member as a result of the Bankruptcy of such Member or as a result of any other events specified in The Act except for the events set forth in clauses (11) merger , (12) conversion and (13) domestication as set forth in The Act. So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw or resign as a Member and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Interest (other than (i) a transfer for security purposes; or (ii) a charging order in effect as set forth in The Act which has not been foreclosed) such Person shall no longer be a Member and shall be dissociated.

8.8 **Drag-Along and Tag-Along Rights**.

(a) **Drag-Along**. In the event that Members holding a Majority in Interest (a "**Control Group**") desires to accept a bona fide offer for the merger, sale of substantially all the assets, or other reorganization of the Company or the sale, exchange or other Transfer of Interests of the Company constituting at least fifty percent (50%) of the voting power of all Interests issued and outstanding and entitled to vote by percentage (whether in a single transaction or two or more related transactions), then the Control Group shall have the right (but not the obligation), upon the giving of written notice thereof to the remaining Members, to require the remaining Members to participate in such proposed transaction to the same extent, pursuant to the same terms and conditions of, at the same price per Interest, or the same exchange value per Interest, and pro rata with, the Control Group. The other Members shall not be obligated to honor the foregoing rights if the transaction directly or indirectly transfers any consideration for the Control Group's Membership Interests not shared pro rata with such other Members.

(b) **Tag-Along**. In the event that the Control Group proposes to Transfer all or any portion of the Interests held by them to another person (whether by way of a sale or exchange of Interests, merger or other reorganization of the Company or in any public offering or tender offer), the Control Group shall give notice of the proposed transaction (including price and other material terms and conditions) to each other Member at least 30 days prior to the expected closing of the transaction and allow each of them 15 days to elect (by written notice to the Company) to participate in the transaction on the same terms and conditions which apply to the Control Group. Each such Member who timely elects to participate may sell a proportional amount of such Member's Interests equal to the product of (i) the total Percentage Interests proposed to be sold by the Control Group in the transaction, multiplied by (ii) a fraction, the numerator of which is equal to the total Percentage Interests held by such Member and the denominator of which is one hundred percent (100%). The Percentage Interest which the Control Group may sell in that transaction shall be correspondingly reduced by the Percentage Interests to be sold by such other Members under this Section 8.8(b). Each such Member who timely elects to participate in the transaction shall deliver to the buyer or transferee in that transaction and otherwise execute and deliver related documents and agreements, at the same time and in the same form as is required of the Control Group. The co-sale rights set forth in this subsection shall not apply to (i) a pledge of Interests or enforcement thereof pursuant to a bona fide loan transaction between the Company and/or its subsidiaries and any institutional lender prior to or after the date of this Agreement (and the pledgee and/or pledgeholder thereunder and the assignees of either of them shall take the pledgee Membership Interests free and clear of the co-sale rights set forth in this paragraph), or (ii) any bona fide gift without consideration or Transfer upon death of the Control Group's Interests, or Transfer by marital property settlement or order, or any involuntary Transfer other than the pledge referred to above.

(c)   The Company shall have the right without further action of any of the other parties hereto to bind other existing or future Members of the Company to the rights and obligations of this Section 8.8 without requiring such Members to become parties to this Agreement.

8.9   **Buy-Sell Triggering Event**. Notwithstanding Section 8.2 and Section 8.10, if a Member becomes unwilling to continue to be a Member of the Company for any reason, such Member (the "**Electing Member**") may give any other Member (or Members) (the "**Notified Members**") written notice stating that the buy-sell provision in this Section 8.9 has been triggered. In such event, the Notified Members shall, by written notice given to the Electing Member within 30 days the Electing Member's delivery of such notice, elect either to purchase all of the Electing Member's interest in the Company or to sell to the Electing Member all of the Notified Members' interest in the Company (calculated on a going concern basis with no discount for minority position). The purchase price for the membership interest to be sold shall be determined under Exhibit C, and shall be paid in the manner and on the terms specified in Exhibit D. Notwithstanding the foregoing, in no event may one Member unilaterally trigger the purchase right/obligation specified in this Section 8.9 until after that date which is three years after the date of this Agreement.

8.10   **Purchase of Membership Interest Upon Voluntary Transfer**.

(a)   **Sale Interests**. Except as provided in Sections 8.2, 8.8 and 8.9, if a Member desires to voluntarily Transfer in any manner such Member's Interests (such Member being hereinafter referred to as the "**Selling Member**"), then the Selling Member shall give written notice to the Company and the other Members of such desire. The notice shall specify the Interests which are the subject of the proposed Transfer (the "**Sale Interests**"), the identity of the proposed transferee and the nature (sale, gift, etc.) and terms of the proposed Transfer.

(b) **First Option Period**. For the period of 30 days (the "**First Option Period**") following delivery of the notice specified in Section 8.10(a), the non-selling Members shall have the right to buy all or a portion of the Sale Interests at the purchase price determined under Exhibit C, to be paid in the manner and on the terms specified in Exhibit D; provided, however, if the notice of desire to Transfer the Sale Membership Interest is occasioned by the receipt by the Selling Member of a bona fide offer by a third party to purchase the Sale Membership Interest, and the price offered by the third party is less than the price determined in accordance with in Exhibit C, the purchase price shall be the price offered by the third party and the manner and terms of payment shall be those offered by the third party. A Member shall exercise such Member's respective right of purchase by delivering to the Selling Member, other Members and Company, within the First Option Period, written notice specifying the portion of Sale Interests to be purchased and designating a place and time for closing which shall be within 60 days thereafter. Members desiring to purchase all or a portion of the Sale Membership Interest shall have the primary right to purchase that portion of Sale Interests as such Member's Interest in Company prior to this purchase bears to the total Interests held by all Members desiring to purchase such Sale Interests.

(c) **Second Option Period**. For a period of 15 days (the "**Second Option Period**") beginning with the termination of the First Option Period, the Company shall have the right to buy at the price and on the same terms as the non-selling Members all (but not less than all) of the Sale Membership Interest which the non-selling Members have not elected to purchase.

(d) **Transfer or Non-Transfer of Sale Interests**. Notwithstanding the foregoing, unless the non-selling Members and/or the Company elect to purchase all of the Sale Interests, the Selling Member shall not be required to sell to them any of the Sale Interests. Instead, the Selling Member shall be entitled, for a period of 60 days following the expiration of the Second Option Period to Transfer the Sale Interests to the person identified in, and in the manner and on the terms and conditions specified in, the notice given pursuant to Section 8.10(a). If the ownership of the Sale Interests has not been acquired by the prospective transferee identified in the notice given pursuant to Section 8.10(a) within such 60 day period, the Selling Member's right to transfer the Sale Interests pursuant to Section 8.10(a) shall expire and the ownership of the Sale Interests shall remain with the Selling Member and continue to be subject to all the terms and conditions of this Agreement, including this Section 8.10. Notwithstanding anything to the contrary, all the Sale Interests acquired by any transferee under the provisions of this Section 8.10 shall remain fully subject to this Agreement and such transferee (if not already a Member) shall execute and deliver a joinder to this Agreement in form attached hereto as Exhibit B and shall thereafter be a Substitute Member with respect to the Sale Interests.

8.11 **Purchase of Interest Upon Involuntary Transfer**.

(a) **Transferred Interests**. For purposes of this Section 8.11, an "**Involuntary Transfer**" shall mean any Transfer of all or any part of any Interest, or any Transfer of title or beneficial ownership in and to a Member's Interests by a Member upon: (i) default, foreclosure, forfeiture, court order, operation of law or otherwise than by a voluntary decision on the part of the Member (including of any Member that is organized or operates as a corporation, partnership, joint venture, limited liability company, trust, entity, association or group - herein, "**Entity Member**"), including, but not limited to a Transfer arising out of dissolution of marriage, Bankruptcy or insolvency proceedings relating to a Member; or (ii) any voluntary or involuntary liquidation, Bankruptcy, dissolution, merger, consolidation, or reorganization, or sale of substantially all of the assets of an Entity Member, but not including any Permitted Transfer or other Transfer of Interests by a Member required under the provisions of this Agreement; or (iii) any "change of control" with respect to an Entity Member, with "change of control" deemed to have occurred in the event of a Transfer, whether voluntary or involuntary, of majority voting rights with respect to such Entity Member to persons or entities different to the persons or entities holding majority voting rights at the time of subscription by such Entity Member for such Membership Interests issued to such Entity Member pursuant to such subscription. In the case of an Involuntary Transfer, the Company and the other Members shall have the right to purchase the Membership Interest (or other financial rights and/or governance rights in and to Company) as set forth in this this Section 8.11 (collectively, "**Transferred Interest**").

(b) **Right to Purchase Transferred Interests**. Immediately upon the acquisition of Transferred Interest by a transferee pursuant to an Involuntary Transfer, or immediately upon approval by an Entity Member's governing board or equity owners of any liquidation, dissolution or sale of substantially all of the assets of an Entity Member, the Member whose Transferred Interests have been acquired and the transferee, or a duly authorized officer of an Entity Member, as applicable, shall each give written notice to the Company and the other Members indicating that the Involuntary Transfer has occurred. The notice shall specify the price and the payment terms and be accompanied by satisfactory evidence of the acquisition of the Transferred Interest. Upon receipt by the Company of the written notice from either the Member whose Transferred Interests have been acquired, the transferee or the Entity Member, the non-selling Members and the Company, successively, shall have the right to purchase the Transferred Interests within the time periods, in the manner and on the terms provided in Section 8.10 in the case of a Selling Member. The purchase price shall be the purchase price determined under Exhibit C and shall be paid in the manner and on the terms specified in Exhibit D; provided, however, if the transferee paid an identified consideration for the Transferred Interests that is less than the purchase price determined under Exhibit C, the purchase price shall be the purchase price paid by the Transferee. If the non-selling Members or the Company do not acquired the Transferred Interests, then any Interests acquired by a transferee under the provisions of this Section 8.11 shall remain fully subject to the provisions of this Agreement; provided, however, that such Transferee (if not already a Member) shall not become a Member unless such Transferee otherwise becomes a Substitute Member in accordance with Section 8.3.

8.12 **Purchase of Interest Upon Death of a Member**. Upon the death of a Member or dissolution of an Entity Member (each being a "**Deceased Member**" for purposes of this Section 8.12), the surviving Members and the Company, successively, shall have the right (but not the obligation except as provided herein) to purchase the Membership Interests of such Deceased Member for the time periods, in the manner and on the terms provided in Section 8.10 in the case of a Selling Member. The First Option Period shall commence on the date of notice to the Company and all other Members by the Deceased Member's legal representative (the "**Legal Representative**") of the death or dissolution of the Member. The purchase price shall be the purchase price determined under Exhibit C and shall be paid in the manner and on the terms specified below. Notwithstanding the foregoing, and notwithstanding the provisions of Section 8.10(b), if such other Members or the Company receive proceeds of any policy or policies of insurance on the life of the Deceased Member maintained by and payable to the remaining Members or the Company, the other Members and/or the Company, as applicable, must purchase the Deceased Member's Membership Interests to the extent of such insurance proceeds (with valuation determined under Exhibit C and paid in the manner and on the terms specified below); provided, however, that the other Members and/or Company have no obligation to purchase Interests in excess of such insurance proceeds. Immediately upon the appointment of the Legal Representative following the death or dissolution of a Deceased Member, the Legal Representative shall give written notice to the other Members and the Company indicating that the death or dissolution has occurred. The purchase price shall be paid to the Legal Representative of the estate of a Deceased Member at a closing to be held within 10 days after receipt by the remaining Members of the proceeds of any policy or policies of insurance on the life of the Deceased Member maintained by and payable to the remaining Members, or, in the absence of any such policies, within 60 days after the appointment of the Legal Representative. The purchase price shall otherwise be paid in the manner and on the terms specified in Exhibit D, except that the amount of the down payment shall be increased to an amount equal to the proceeds of any policy or policies of insurance on the life of the deceased Member owned by and payable to the other Members and the Company, as applicable, up to the total purchase price. Notwithstanding anything to the contrary herein, any Interests acquired by a Member's Legal Representative, heirs or other transferee under the provisions of this Section 8.12 shall remain fully subject to the provisions of this Agreement, but such Transferee (if not already a Member) shall not become a Member unless such Transferee otherwise becomes a Substitute Member in accordance with Section 8.3.

8.13 **Purchase of Membership Interest Upon Total Disability of a Member**.

(a) **Disabled Member**. If a Member suffers a Total Disability (as hereinafter defined) (the "**Disabled Member**") for a period of six consecutive months (the "**Measuring Period**"), the other Members and the Company, successively, shall have the right to purchase the Membership Interests of the Disabled Member for the time periods, in the manner and on the terms provided in Section 8.10 in the case of a Selling Member. The First Option Period shall commence on the date determined to be the expiration of the Measuring Period of Total Disability of the Disabled Member. The purchase price shall be the purchase price determined under Exhibit C and shall be paid in the manner and on the terms specified in Exhibit D.

(b) **Total Disability Defined**. For the purposes of this Section, "**Total Disability**" shall be defined as follows:

(i) If the Member is insured under a group or individual insurance policy, the premiums for which are paid by Company, the Member shall be considered to be suffering from Total Disability if the Member is treated as totally disabled within the meaning of the policy. The policy shall be employed to determine the period for which the Total Disability exists.

(ii)   If the Member is insured under more than one group or individual disability income insurance policies, the premiums for which are paid by the Company, the Company shall designate which policy shall control for the purposes of this Agreement. If the Company is paying the premiums upon any policy which, by its terms, is intended to fund the purchase of Membership Interests from a Member suffering from Total Disability, that policy shall be deemed to be designated by the Company unless a designation has otherwise been made. If no designation of a policy has been made prior to the time of a disability giving rise to a determination of Total Disability under this Section, then the Member shall be considered to suffer from Total Disability if the Member is considered totally disabled within the meaning of any one of the policies.

(iii)   A Member shall fully cooperate with the insurance carrier of the applicable policy, including submitting to such medical examinations as may be requested by the carrier for the purposes of determining whether the Member suffers from Total Disability.

(iv)   If the Member is not an insured under a group or individual disability insurance policy, the premiums for which are paid by the Company, Total Disability shall mean the inability of the Member due to physical or mental sickness or injury to perform the major duties of the Member's employment, if any. If the Member is an employee of the Company, the Manager shall determine whether the Member is suffering from Total Disability in accordance with the Company's policies and procedures. For purposes of determining the period for which the Total Disability exists, if Total Disability commences at any time within six months after the termination of a prior period of Total Disability and is related to the same sickness or injury which resulted in the prior disability, then the later period of Total Disability shall be considered to consecutively follow the prior period of Total Disability.

(v)   The Company and a Member may agree in writing as to the existence of Total Disability and the period of Total Disability. If the Company and the Member do not agree, each shall appoint a licensed physician, and the two physicians shall, within 30 days thereafter, determine whether Total Disability exists and certify the same in writing. If the two physicians cannot agree within the 30 day period, they shall, within five days thereafter, select a third physician. The third physician shall make an independent determination, and the agreement of two of the three physicians shall be a binding determination as to the existence of Total Disability. If the two physicians selected by the Company and the disabled Member agree that the causes of the alleged Total Disability appear to be primarily of a mental, rather than a physical, nature, then the third physician selected by them shall be a psychiatrist. If the two physicians are unable to select a third physician, then the third physician shall be selected by the District Court of _____ County, Delaware, on application of either the Company or the disabled Member. The Company shall pay for the services of all of the physicians. A disabled Member shall fully cooperate with the examining physicians, including submitting to such medical examinations as may be requested by the physicians for the purpose of determining whether the Member suffers from Total Disability. A Member found to suffer from Total Disability shall be considered to remain so until found otherwise in a manner provided herein for determining Total Disability.

(c)   If, for a period of three consecutive months or periods totaling three months in any consecutive six month period, a Member has not been performing the major duties of the Member's employment, then at the request of the Member, the Company, or Members holding a Majority in Interest (determined without the potentially Disabled Member), a determination regarding whether the Member suffers from Total Disability shall be made in accordance with this Section 8.13.

(d)   The purchase price to be paid for the Membership Interests of the Disabled Member shall be the price determined in the manner and on the terms provided in Section 8.10 in the case of a Selling Member at a closing to be held within 60 days following the determination that the Member has suffered Total Disability for the Measuring Period.

(e)   Notwithstanding the provisions of Section 8.13(d):

(i)   If the Disabled Member is the insured and beneficiary of one or more group or individual disability insurance policies, the premiums for which are paid by the Company, and which have been designated, prior to such disability, by the Company as being intended to fund the purchase of the Member's Interests under this Section 8.13, or which, by their terms, are intended to fund the purchase of Membership Interests from a Member suffering from Total Disability, then following the purchase of the Membership Interests of the Disabled Member, each installment due on the promissory note shall be reduced (but not below zero) by an amount equal to the amount of the proceeds from the policies paid to the Disabled Member since the date of the preceding installment (and in the case of the first installment due on the promissory note, since the date of the note), and with respect to any given installment, such amount shall be considered as paid to the Disabled Member on the due date of the installment. The Company may not make such a designation of any policy which provides the Company's standard employee benefits to which the Member is entitled under an employment contract, if any, with the Company.

(ii)   If the proceeds of disability insurance purchased to fund the purchase of a Member's Membership Interests are payable to the Company, the Company shall pay over all such proceeds to the Member as they are received from the insurer. Any such proceeds received prior to the closing of the purchase shall be paid to the Disabled Member at the closing.

(f)   Any purported transfer of a Member's Interest at any time such Member is suffering from Total Disability which is made other than pursuant to the terms of this Section 8.13 or, in the event of such Member's death, pursuant to the terms of Section 8.12, shall be void. If, at any time when the determination of the existence or non-existence of a Member's Total Disability is pending, an event occurs which gives rise to the other Members' option to purchase such Member's Membership Interests under this ARTICLE VIII, the First Option Period shall not commence until the existence or non-existence of Total Disability is determined.

(g)   Any Membership Interest acquired by a transferee under the provisions of this Section 8.13 shall remain fully subject to the provisions of this Agreement, but such Transferee (if not already a Member) shall not become a Member unless such Transferee otherwise becomes a Substitute Member in accordance with Section 8.3.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.1   **Events Causing Dissolution**.

(a)   Notwithstanding The Act, the Company will be dissolved upon the first to occur of the following events:

(i)   upon the approval of a Majority in Interest ; or

(ii)   upon the entry of a decree of judicial permitted under The Act.

(b)   To the full extent permitted by applicable law, the forgoing events which cause dissolution of the Company shall be the exclusive events which cause the dissolution of the Company.

9.2   **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Manager will take such actions as may be required to wind up, liquidate and terminate the business and affairs of the Company in accordance with this Agreement and applicable laws. In connection with such winding up, the Manager may liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining fair market value therefor, apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the provisions of Section 9.3, and do any and all acts and things authorized by, and in accordance with, applicable laws for the purpose of winding up and liquidation.

9.3   **Application of Proceeds**. Upon dissolution and liquidation of the Company, the assets of the Company will be applied and distributed in the order of priority set forth in Section 4.2.

ARTICLE X
MISCELLANEOUS

10.1   **Investment Representations**. Notwithstanding anything to the contrary in a Member's Joinder or any other subscription agreement executed by the Member (if any), each Member hereby represents and warrants to the Company and the other Members as follows:

(a)   The Member is acquiring such Member's Interest in the Company for such Member's own account for investment only and not for the purpose of, or with a view to the resale or distribution thereof in whole or in part. No one other than the Member has any interest in or any right to acquire such Member's Interest in the Company except as provided within this Agreement.

(b)   The Member understands that such Member's Interest in the Company is not registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or under the securities or "blue sky" laws of any state and that the future transfer of such interest may be limited by (i) the necessity of effecting any registration or complying with the exemption required by the Securities Act or any applicable state securities or "blue sky" laws and (ii) the restrictions on transfer contained in this Agreement.

(c)   The Member is a sophisticated investor with knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of the prospective investment in the Company and has not relied and will not rely on any information provided by or representations or warranties of the Company, except as expressly provided in this Agreement, in evaluating the merits and risks of the prospective investment in the Company and the prospective investment by the Company in the project to be constructed by the Company.

(d)   The Member is not an "Investment Company" subject to the Investment Company Act of 1940.

(e)   If the Member is an Entity Member, the Member is and will be duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation.

(f)   The execution and delivery of this Agreement by such Member and the performance by such Member of the transactions contemplated hereby have been duly authorized by all requisite corporate or company action and proceedings. The execution and delivery of this Agreement by the Member and the performance of the transactions contemplated hereby will not violate or result in a breach of, or default under, any instrument or agreement to which it is a party or is bound, and this Agreement is binding upon and enforceable against it in accordance with its terms, except for the provisions of the bankruptcy and similar laws affecting creditors' rights generally and equitable principles.

(g)   No consent, authorization, approval, order, license, certificate, or permit or act of or from, or declaration or filing with, any governmental authority or any party to any contract, agreement, instrument, lease, or license to which the Member is a party or by which such Member is bound, is required for acquisition of the Member's Interest as contemplated hereby or the execution, delivery, or compliance by it with the terms of this Agreement.

(h)   The Members believe there is a reasonable possibility of profit and intend to take all action reasonably required for the Company to realize a profit; provided, however, that no Member nor any Member's Affiliates shall incur any economic burden except as provided in this Agreement. Nonetheless, the Members understand and acknowledge that the Company has no guaranty of a specified return nor a guaranty against loss of income or capital.

10.2   **Title to the Property**. Title to the Property will be held in the name of the Company. No Member has any ownership interest or rights in the Property, except indirectly by virtue of such Member's ownership of an Interest. No Member has any right to seek or obtain a partition of the Property, nor does any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

10.3   **Nature of Interest in the Company**. An Interest is personal property for all purposes.

10.4   **Organizational Expenses**. Each Member will pay such Member's own expenses incurred in connection with the review and negotiation of this Agreement.

10.5   **Notices**. Any notice, demand, request or other communication (a "**Notice**") required or permitted to be given by this Agreement, The Act (or Act if prior to The Act Date) to the Company, any Member, or any other Person will be sufficient if in writing and if hand delivered or mailed by registered mail, certified mail or express courier to the Company at its principal office or to a Member or any other Person at the address of such Member or such other Person as it appears on <u>Schedule 1</u> next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company or sent by facsimile transmission to the telephone number, if any, of the recipient's facsimile machine as such telephone number appears on the records of the Company, or sent via email to the email address, if any, of the recipient as it as it appears on <u>Schedule 1</u> next to such Member's name or, if updated by the Member by written notice to the Company, in the records of the Company. All Notices that are mailed will be deemed to be given when deposited in the United States mail, postage prepaid. All Notices that are hand delivered will be deemed to be given upon delivery. All Notices that are given by facsimile transmission or e-mail (with confirmation of transmission) will be deemed given when sent if sent during normal business hours of the recipient and on the next business day if sent after normal business hours of the recipient.

10.6   **Waiver of Default**. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

10.7   **No Third Party Rights**. None of the provisions in this Agreement are for the benefit of or enforceable by any third-party, including creditors of the Company; provided, however, that the Company may enforce any rights granted to the Company under this Agreement, its Articles or under the Act or The Act, as the case may be.

10.8   **Entire Agreement**. This Agreement, together with the Articles, constitutes the entire agreement among the Members and supersedes all other written, oral, or implied agreements, arrangements, and understandings among the Members the formation, operation and continuation of the Company and the relations among and between the Members and the Company.

10.9   **Complete Statement of Expectations**. Each Member represents and warrants that:

(a)   This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) forms a complete statement of the reasonable expectations of such Member with respect to the formation, operation, and continuation of the Company and the relations among and between the Members and the Company, and such Member does not have any such expectations not set forth in this Agreement.

(b)   This Agreement (together with the Joinder or any other subscription agreement executed by a Member, if any) contains a complete statement of all expectations that were material to such Member's decision to become a Member of the Company.

(c)   This Agreement may not be amended or altered by any oral representation or implied or implicit conduct or actions.

10.10   **Amendments to this Agreement**.

(a)   Except as otherwise provided herein, and notwithstanding The Act, this Agreement and the Articles may not be modified or amended in any manner other than by the written agreement of all of the Members at the time of such modification or amendment.

(b)   This Agreement may be amended by the Manager, without any execution of such amendment by the Members, in order to reflect the occurrence of any of the following events provided that all of the conditions, if any, contained in the relevant Sections of this Agreement with respect to such event have been satisfied:

(i)   an adjustment of the Percentage Interests of the Members upon making any Transfer contemplated in ARTICLE VIII (including in connection with the admission of a Substitute Member); or

(ii)   the modification of this Agreement to comply with the relevant tax laws pursuant to Sections 3.3 or 4.5(j).

(c)   Notwithstanding anything to the contrary in this Section 10.10, without the written consent of all Members, no amendment to this Agreement may:

(i)   add to, detract from or otherwise modify the purposes of the Company as set forth in this Agreement;

(ii)   enlarge the obligations of any Member under this Agreement;

(iii)   amend any provisions of ARTICLE IV other than an amendment to comply with the relevant tax laws as provided in Section 4.5(j); or

(iv)   amend this Section 10.10 or any provision of this Agreement requiring the consent of a Majority in Interest or a Super-Majority in Interest of the Members.

10.11   **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this

Agreement will not be affected thereby and will remain in full force and effect and may be enforced to the greatest extent permitted by law.

10.12 **Binding Agreement**. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement are binding upon, and will inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

10.13 **Counterparts**. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which constitutes one agreement that is binding upon all of the parties hereto, notwithstanding that all parties are not signatories to the same counterpart.

10.14 **Governing Law**. This Agreement is governed by, and is to be construed in accordance with, the laws of the State of Delaware.

10.15 **Remedies**. In the event of a default by any party in the performance of any obligation undertaken in this Agreement, in addition to any other remedy available to the non-defaulting parties, the defaulting party must pay to each of the non-defaulting parties all costs, damages, and expenses, including reasonable attorneys' fees, incurred by the non-defaulting parties as a result of such default. If any dispute arises with respect to the enforcement, interpretation, or application of this Agreement and court proceedings are instituted to resolve such dispute, the prevailing party in such court proceedings may recover from the non-prevailing party all costs and expenses, including reasonable attorneys' fees, incurred by the prevailing party in such court proceedings.

10.16 **Legal Representation**. This Agreement was drafted by the law firm of Chestnut Cambronne PA. ("**Chestnut Cambronne**"). Chestnut Cambronne has previously represented, currently represents, and or may represent in the future the Company and a number of their respective affiliates. The Members acknowledge and understand that this past and present legal representation by Chestnut Cambronne of such Persons and entities represents a potential or actual conflict of interest on the part of Chestnut Cambronne in drafting this Agreement and any other documents or agreements arising out of this Agreement. The Company and the Members further acknowledge and understand that Chestnut Cambronne has represented only the Company in connection with the drafting of this Agreement and other documents related to the transactions contemplated by the Agreement ("**Documents**"). **THE MEMBERS CONSENT TO SUCH REPRESENTATION AND ACKNOWLEDGE AND AGREE THAT THEY HAVE EITHER SOUGHT SEPARATE LEGAL COUNSEL TO ADVISE THEM IN CONNECTION WITH THIS AGREEMENT OR THE DOCUMENTS, OR IF THEY HAVE NOT DONE SO, HAVE BEEN GIVEN THE OPPORTUNITY TO DO SO AND HAVE VOLUNTARILY CHOSEN NOT TO DO SO. FURTHERMORE, THIS AGREEMENT HAS TAX AND FINANCIAL ACCOUNTING CONSEQUENCES FOR ITS MEMBERS AND EACH MEMBER HAS EITHER SOUGHT SEPARATE TAX AND FINANCIAL ACCOUNTING ADVICE IN CONNECTION WITH THIS AGREEMENT, OR IF THEY HAVE NOT DONE SO, HAVE BEEN GIVEN THE OPPORTUNITY TO DO SO AND HAVE VOLUNTARILY CHOSEN NOT TO DO SO. NOTWITHSTANDING THE FOREGOING, THE MEMBERS ACKNOWLEDGE AND**

AGREE THAT THEY HAVE NOT RELIED ON CHESTNUT CAMBRONNE FOR ANY LEGAL ADVICE, TAX ADVICE OR FINANCIAL ACCOUNTING ADVICE. The Members, by executing this Agreement or any of the Documents with full knowledge of the past, present, and future legal representation by Chestnut Cambronne of the persons and entities described herein, hereby consent to the drafting of this Agreement or Documents on behalf of the Company by Chestnut Cambronne and waive the right to object to Chestnut Cambronne's continued representation of the persons and entities described herein. The Company and the Members approve and ratify Chestnut Cambronne retainer and engagement letter executed on behalf of the Company and consent to disbursements by the Company to Chestnut Cambronne for such legal services. To the maximum extent permitted by law and The Act, payments made pursuant to or consistent with this <u>Section </u>10.16 shall not be deemed to be a breach of the duty of care, a breach of the duty of loyalty, or a breach of the requirement for good faith and fair dealing by the Company, the Manager or any Officer of the Company.

[*signature pages follow*]

YOOMI USA LLC - OPERATING AGREEMENT

IN WITNESS WHEREOF, the Company and the Members hereto have signed and acknowledged this Agreement as of the Effective Date.

COMPANY

Yoomi USA LLC



By: Scott Bradley
Its: Manager
Date: August 31, 2023

INITIAL MEMBERS
Yoomi Babytech USA Inc.



Scott Bradley, CEO

YOOMI USA LLC - OPERATING AGREEMENT

SCHEDULE 1

Schedule of Members and Percentage Interests

Member's Name and Address	Initial Capital Contribution	Percentage Interest	Number of Units
Yoomi Babytech USA Inc.	$100.00	100%	4,800,000
Total	**$100.00**	**100.00%**	**480,000**

Manager details:
Scott Bradley
[Address]
[Address]

YOOMI USA LLC - OPERATING AGREEMENT

EXHIBIT A

Certificate of Formation

see attached

EXHIBIT B

Form of Joinder to Operating Agreement

The person whose name and signature appears below has, on the date indicated, become a party to that certain Operating Agreement of Yoomi USA LLC, dated as of August ___, 2023, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**") and shall be deemed for all purposes a Member and/or a Substitute Member (as applicable) thereunder. The terms of the Operating Agreement shall be fully applicable to all interests now owned or hereafter acquired by such Member:

Name of Member: _____

Signature: _____

Description of Member's Interest: _____

Date: _____

Acknowledged and agreed by:

Yoomi USA LLC



_____

By: Scott Bradley
Its: President
Date: August 31, 2023

* * *

EXHIBIT C

Purchase Price Determination

C.1   Except as otherwise specified in this Agreement, the purchase price for an Interest at the Event of Purchase (hereinafter defined) hereunder shall be determined based upon the Fair Market Value of the Company taken as a whole. Fair Market Value shall be determined by agreement of a Majority in Interest of the Members (the "**Valuation Parties**").   If such agreement is not reached, or if the Valuation Parties have not reached such agreement as of a sufficiently recent date, Fair Market Value shall be determined by appraisal in accordance with this Exhibit C.

C.2   Within two months after the end of each fiscal year of the Company, or as soon thereafter as are reasonably practicable when the financial statements for the fiscal year are released, the Valuation Parties shall use commercially reasonable efforts to reach an agreement as to the Fair Market Value of the Company as of the end of the fiscal year of the Company. The Valuation Parties' determination shall be evidenced in a writing signed by all of the Valuation Parties. The Valuation Parties may also stipulate by written agreement as to the Fair Market Value of the Company as of the end of any month other than the fiscal year end of the Company. The date as of which its particular Fair Market Value is determined, whether it be the fiscal year end of the Company or some other date, is called the "**Valuation Date**". The value so agreed upon shall be endorsed on Exhibit D attached to this Agreement and hereby incorporated by reference, or set forth on a separate exhibit or schedule to be attached and made a part of this Agreement in the following form:

> Pursuant to that certain Operating Agreement of Yoomi USA LLC dated as of August ___, 2023, as the same has been amended from time to time as of the date hereof (the "**Operating Agreement**"), the undersigned, collectively constituting all of the Valuation Parties, hereby agree on this _____ day of _____, 20___, that for the purpose of the Operating Agreement, the Fair Market Value of the Company is $_____, effective as of the Valuation Date of _____, 20___.

C.3   If, upon the occurrence of an Event of Purchase, the Valuation Parties do not reach agreement as to Fair Market Value, the last Fair Market Value stipulated in accordance with this Exhibit C shall control unless such Fair Market Value was determined more than one year before the Event of Purchase or material and objective changes to the Company's valuation have occurred since the last Valuation Date . If the last previously stipulated Fair Market Value does not control pursuant to the previous sentence, Fair Market Value shall be determined by appraisal in accordance with this Exhibit C as of the end of the month most closely preceding the Event of Purchase for which it is reasonably feasible to make an appraisal. The appraisal process shall be as follows:

C.3.1   The Company and the Transferor Member (or the Legal Representative of the Transferor Member) shall mutually select an appraiser.

C.3.2   If an appraiser is not agreed upon within 30 days after the occurrence of an Event of Purchase, the Fair Market Value shall be determined by two appraisers, one of which shall be selected by the Company and one of which shall be selected by the Transferor Member.

C.3.3   If the two appraisers cannot agree upon Fair Market Value within 30 days after the appointment of the second of them, they shall appoint a third appraiser. If the two appraisers cannot agree upon a third appraiser within 10 days after said 30 day period, the District Court for _____ County, Delaware, shall choose a third appraiser on petition of either the Company or the Transferor Member. The Fair Market Value determined by the majority of the three appraisers shall be binding upon all parties.

C.3.4   If a majority of the appraisers are unable to agree upon the Fair Market Value, each of the appraisers shall determine Fair Market Value. The value of the Company shall then be determined as follows: (i) if two of the values differ from the middle value by an equal amount, the value of the Company shall be the middle value, or (ii) if the difference between each of the other two values and the middle value is not the same, then the value whose difference from the middle value is the greatest shall be discarded and the value of the Company shall be the average of the two remaining values.

C.3.5   Unless otherwise agreed between the Company and the Transferor Member, in order to be eligible to be an appraiser under this Article, the individual (and to the extent applicable, the company employing the individual) must be a qualified and reputable appraiser familiar with businesses similar to the business of the Company and with at least 10 years' experience.

C.4   The purchase price of the Interests as of an Event of Purchase shall be the Fair Market Value, adjusted as provided below (the "**Adjusted Fair Market Value**") divided by the number of Interests that the Company has issued and outstanding as of the Event of Purchase. Fair Market Value shall be adjusted from its Valuation Date through the date of the Event of Purchase as follows:

C.4.1   A reasonable estimate of after-tax earnings or losses from and after the Valuation Date until the last day of the month immediately preceding the Event of Purchase shall be added or subtracted from, as the case may be, the Fair Market Value;

C.4.2   Any dividends paid since the Valuation Date until the Event of Purchase shall be subtracted from the Fair Market Value;

C.4.3   Any contributions to capital made or amounts paid for an Interest since the Valuation Date until the Event of Purchase shall be added to the Fair Market Value; and

C.4.4   Any amounts paid by the Company to purchase or redeem its Interests and any amounts paid by the Company in partial liquidation since the Valuation Date until the Event of Purchase shall be subtracted from the Fair Market Value.

The amount thus determined shall be the Adjusted Fair Market Value for purposes of this Paragraph C.4 and shall be employed to determine the price for the Company's Interests.

C.5   Notwithstanding the provisions of Paragraphs C.3 and C.4 to the contrary, if, at the time of an Event of Purchase, there is more than one issued and outstanding class of Interests in the Company, all determinations of Fair Market Value made pursuant to this Article shall include a determination of the relevant portion of Fair Market Value represented by each issued and outstanding class of Interests as of the Valuation Date and all calculations of the purchase price per Interest shall be based upon the portion of Fair Market Value attributable to the class of Interests which is the subject of the valuation.

C.6   For purposes of this Agreement, the "**Event of Purchase**" shall mean the following:

C.6.1   In the case of a voluntary Transfer under Section 8.10, Event of Purchase means the date notice is given to the Company and the other Members by the Selling Member of the proposed Transfer.

C.6.2   In the case of an involuntary Transfer under Section 8.11, Event of Purchase means the date notice is first given to the Company and the other Members by the Member whose Interests were Transferred of the Transferee's acquisition of Interests.

C.6.3   In the case of a Member's death under Section 8.12, Event of Purchase means the date of notice to the Company and the other Members of the death of the Deceased Member.

C.6.4   In the case of a Total Disability under Section 8.13, Event of Purchase means the date determined to be the expiration of the Measuring Period of Total Disability of the Disabled Member.

C.7   If any Distributions are paid with respect to an Interest purchased hereunder after the Event of Purchase for such Interest, the purchaser of such Interest shall be entitled to such Distributions.

* * *

YOOMI USA LLC - OPERATING AGREEMENT

EXHIBIT D

Purchase Price Payment Terms

D.1   Except as otherwise specified in this Agreement, the purchase price for an Interest purchased hereunder shall be paid by delivery by the Company and/or each purchasing Member, as the case may be, at the closing of a cash down payment equal to fifty percent (50%) of the total purchase price together with a negotiable secured promissory note for the balance of the purchase price. The promissory note (or notes if there is more than one purchaser) shall provide for payment in two equal annual installments, each installment to include interest on the unpaid principal balance at the Prime Rate plus two percent (2.00%) on the date upon which the closing of the cash down payment occurs, but not to exceed the maximum rate of interest permitted by law or less than the minimum rate required in order to avoid application of the imputed interest rules of the Code, each installment to be applied first to interest and then to principal (the interest rate to be adjusted annually each succeeding year). The first installment shall be due and payable on the one year anniversary of the date of the closing and subsequent installments shall be due and payable on the successive annual anniversary of the date of the prior installment's due date. The promissory note shall also provide that:

D.1.1   Any portion of the unpaid principal may be prepaid at any time without penalty; and

D.1.2   It is secured by a pledge of the Sale Interest and that if any installment of principal or interest is not paid within 30 days from the date when due, or any other default occurs in the terms of pledge, then at the option of the holder of the note, the entire unpaid principal balance, plus accrued interest, shall become immediately due and payable without notice of any kind, presentment or demand for payment, notice of nonpayment, protest and notice of protest being waived. While the Membership Interests are held as collateral, the pledgor of the Membership Interests shall be considered the owner, such rights of ownership, however, to be subject to the rights granted to the pledgee under this Paragraph D.1.2.

D.2   Notwithstanding the foregoing, upon the event of an Involuntary Transfer, the purchase price shall be paid by the delivery by the Company and/or each purchasing Member, of a cash down payment equal to twenty percent (20%) of the purchase price together with a negotiable secured promissory note in substantially the form described in Paragraph D.1.2 except that it shall be payable in four equal annual installments and bear interest at the Prime Rate.

D.3   A pledgor pursuant to Paragraph D.1 or D.2 shall be in default in the terms of the pledge upon the happening of any of the following events:

D.3.1   If any installment of principal or interest is not paid within 30 days from the date when due; or

D.3.2   The pledgor becomes insolvent or unable to pay debts as they mature or makes an assignment for the benefit of creditors, or any proceeding is instituted by the pledgor alleging that the pledgor is insolvent or unable to pay debts as they mature.

D.4   In the event of default in the terms of the pledge, the holder of the promissory note secured by the pledge shall have the right, at the holder's option and without demand or notice, to declare all or any part of the note immediately due and payable. In addition, the holder of the note may exercise all of the rights and remedies of a secured party under the Uniform Commercial Code or any other applicable law. In the event of a default, the pledgor shall pay all costs and expenses of the holder of the note, including reasonable attorney fees, in the collection of the note or in the enforcement of any of the rights of the holder of the note. If any notice of sale, disposition or other intended action by the holder of the note is required by law to be given to the Company, such notice shall be deemed reasonable and properly given if mailed to the Company at the address specified in <u>Section </u>10.5 at least 10 days before such sale, disposition or other intended action. Waiver of any default by the holder of the note shall not be a waiver of any other default or of the same default on a later occasion. No delay or failure by the holder of the note to exercise any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy at any other time.

D.5   Notwithstanding anything herein to the contrary, if Interests are pledged pursuant to this <u>Exhibit D</u>, the provisions of this <u>Exhibit D</u> shall survive the termination of this Agreement.

D.6   If the Company is to pay all or part of the purchase price for all the Interests of a Member, and if at such time, the Company is unable to legally purchase such Interests under Delaware law:

D.6.1   The Company shall purchase as much of the Membership Interest of the Member as it may legally purchase; and

D.6.2   The Company and the remaining Members shall take all reasonable actions (other than making capital contributions to the Company) to place the Company in a position to legally redeem the remaining such Membership Interests as soon as possible.

* * *

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a form at, media or other means not able to be reflected in text or portable document format, the issuer should include

(a) a description of the material content of such information;

(b) a description of the form at in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or form at, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at:
https://yoomi.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.